11/5

785677

04054211

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank Group

COMPANY ADDRESS: ______

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-4 FISCAL YEAR: ______

(03/94)

785677

83-4

AFDB

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2004/06/002
Date: 02 NOV 2004

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File NO. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

Dear Sir,

In accordance with Sections 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith the periodic Report of the Financial Statements of the African Development Bank for the quarter ended 30 June 2004.

Yours sincerely,

Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Section 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act.

QUARTER ENDED 30 JUNE 2004
AFRICAN DEVELOPMENT BANK (the "bank")
TUNIS, TUNISIA

1. Information concerning purchase or sales by the Bank of its primary obligations during the quarter:

The Bank executed no borrowing during the second quarter

The Bank redeemed the following amounts during the quarter

Original Trade Description	Amount Redeemed	Trade Date	Issue Date	Dealer
CAD 1.5 Billion Uridashi due 2015	CAD 31 Million	08-Apr-04	15-Apr-04	Daiwa SMBC
CAD 1.5 Billion Uridashi due 2015	CAD 40 Million	10-Jun-04	22-Jun-04	Daiwa SMBC

2. Two copies of any material modifications or amendments during such quarter of any exhibit previously filed with the Commission under any statute:

No material modifications or amendments of any exhibit previously filed with the Commission were made during the quarter.

3. Quarterly Financial Statements for the period ended June 2004.

Pursuant to the requirement of section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned thereunto duly authorized.

Yours Sincerely,

Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

CONFIDENTIAL

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2004/170
27 August 2004
Prepared by: FFCO
Original : English/French

Probable Date of Board Presentation Not Applicable

FOR INFORMATION

MEMORANDUM

TO : THE BOARD OF DIRECTORS

FROM : Omar KABBAJ
President

SUBJECT : ADB - FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2004 *

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the six months ended 30 June 2004.

Attach :

Cc: The President

*** Questions on this document should be referred to :**

Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Division Manager	FFCO	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

SCCD: N. G.

ADB FINANCIAL STATEMENTS
JUNE 30 2004 and 2003

The financial highlights for the six months ended June 30, 2004 are summarized below. The comparative financial statements and indicators for 2000 to 2004 are summarized in schedules **A** and **B** attached to this memorandum.

International Accounting Standard 39 (IAS 39), adopted by the Bank effective January 1 2001, requires among other things that all derivative financial instruments be marked to fair-value and reported on the balance sheet. Consistent with the position taken since 2001, "Operating Income", which is income before IAS 39 adjustments, is used as the basis for management decisions. Consequently, the ensuing discussions on the results focus on operating income.

1. Results of Operations

1.1 The operating income for the six months ended June 30, 2004 amounted to UA 81.50 million, UA 30.79 million higher than the UA 50.71 million for 2003. The increase is mainly attributable to: a net write-back of accumulated provision for loan losses in the first quarter of 2004; increase in net interest margin and the decrease in administrative expenses. The net non-accrued income (i.e. non-accrued loan income net of cash basis income) for the first six months of 2004 amounted to UA 39.51 million, compared to UA 63.38 million in 2003 (see 1.4 below). Net administrative expenses decreased by UA 5.28 million from UA 20.93 million in the first half of 2003 to UA 15.65 million in 2004.

1.2 Net operational income for the six months ended June 30, 2004 amounted to UA 97.29 million compared to UA 73.37 million in 2003, representing an increase of 32.60 per cent. Loan income decreased by UA 18.11 million from UA 139.20 million for 2003 to UA 121.09 million this period. The decrease in loan income was partially offset by a UA 11.98 million decrease in interest expense. The decrease in loan income resulted from a combination of the following factors: significantly less cash basis income in 2004, a lower average loan balance during the period due mainly to significant loan prepayment and an overall decline in interest rates. The accumulated provisions for loan losses decreased during the period by UA 14.62 million, primarily due to a reduction in the level of outstanding public sector loan principal.

1.3 Borrowing expenses for the six months ended June 30, 2004 amounted to UA 97.14 million, representing a 10.98% decrease from borrowing expenses of UA 109.12 million for 2003. This decrease is primarily due to lower interest rates in 2004.

1.4 In accordance with the arrears clearance plan approved by the Board of Directors for the Democratic Republic of Congo on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2003. Following the consolidation, the DRC has been, and is still contractually current on the loans. Nevertheless, the DRC loans have been retained in non-accrual status, pending a period of satisfactory performance following the restructuring. Under the DRC mechanism, arrears on charges were consolidated into a new receivable and have therefore been reversed from the table of cumulative non-accrued income below. Cash basis loan income received during the six months ended June 30, 2004 included UA 3.38 million relating to Democratic Republic of Congo. A summary of life-to-date interest on non-accrual loans follows.

(UA thousands)

Borrower	Cumulative at 01/01/2004	For the six months ended 30/06/04	Revaluation Adjustment	Cumulative at 30/06/2004
Burundi	2 981	(271)	(381)	2 329
C.A. Republic	1 496	96	(1)	1 591
Comoros	5 882	251	4	6 137
Congo	53 225	(716)	(256)	52 253
Cote d'Ivoire	38 279	12 256	(125)	50 410
Liberia	78 381	1 713	240	80 334
Seychelles	6 710	700	(33)	7 377
Somalia	5 567	195	(11)	5 751
Sudan	30 372	674	87	31 133
Zimbabwe	61 236	6 554	(87)	67 703
Private Sector	6 777	625	(149)	7 253
Sub-Total (countries in arrears)	**290 906**	**22 077**	**(712)**	**312 271**
Dem. Rep. of Congo (DRC)	56 915	17 430	235	74 580
TOTAL for 2004	**347 821**	**39 507**	**(477)**	**386 851**
Comparatives for 2003:				
Without DRC	235 443	38 456	(3 596)	270 303
With DRC	267 679	63 386	2 164	333 229

1.5 The current policy for provisioning for loan losses requires that the adequacy of the accumulated provisions be determined based on collectibility loss estimates. The review of the collectibility loss estimates are performed quarterly and may result in increases or decreases in the accumulated provisions. Resolution B/BD/2002/35 of the Board of Directors delegates to the President, the authority to approve adjustments to the accumulated provisions. For the six months ended June 30 2004, the accumulated provisions for loan losses on public sector loans decreased by UA 19.00 million, due primarily to reductions in the level of loan principal outstanding (largely attributable to significant loan prepayments) and also to an overall improvement in the risk profile of the loan portfolio. Provision for losses on Private Sector loans for the six months amounted to UA 4.20 million resulting in cumulative provision on Private Sector loans at June 30, 2004 of UA 20.72 million.

1.6 No new provision for losses on the value of equity investments was deemed necessary during the period. The accumulated provision for probable losses on equity investments at June 30, 2004 comprises the following: 100% provision on BDEGL, Meridien-BIAO, NDBS, D.B. Zambia and D.B. Zimbabwe; 80% provision on BDEAC, 70% on Msele Nedventures; 45% on Alexandria National Iron and Steel; 30% on PTA Bank 25% on South African Infrastructure Fund and 15% on Zambia Venture Capital Fund.

1.7 Administrative expenses before management fees for the six months ended June 30 2004 and 2003 are made up of the following:

(UA thousands)

	2004		2003	
	UA	**%**	**UA**	**%**
Salaries	25 577	42.81	27 562	37.03
Benefits	16 057	26.88	26 259	35 28
Total Salaries & benefits	41 634	69.69	53 821	72.31
Other Personnel-related	1 947	3.26	569	0.77
Short-term staff	768	1.29	456	0.61
Consultancy	2 840	4.75	2 001	2.69
Total Manpower Expense	47 189	78.99	56 847	76.38
Missions	4 215	7.06	10 414	13.99
Furniture & Equipment	2 196	3.68	2 076	2.79
Occupancy	2 222	3.72	1 913	2 57
Communication	2 230	3.73	2 071	2.78
Other, net	1 688	2.82	1 107	1.49
Total Administrative Expenses	**59 740**	**100.00**	**74 428**	**100.00**

1.8 Total administrative expenses decreased by 19.74% from UA 74.43 million for the six months of 2003 to UA 59.74 million in 2004. Administrative expenses for the six months ended June 30, 2003 included UA 19.89 million incurred during the period attributable to the temporary relocation of the Bank Group's operations to Tunisia and UA 1.38 million for the voluntary temporary relocation of dependents of staff members. Administrative expenses, net of management fees in 2004 decreased by UA 5.28 million or 25.23% from UA 20.93 million in 2003 to UA 15.65 for the six months ended June 30, 2004.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Liquidity at June 30, 2004 excluding investments held to maturity that mature after three months and net of related swaps, amounted to UA 2 117.30 million. Total investments (net of swaps), including investments held to maturity, at June 30, 2004, amounted to UA 4 005.10 million.

2.2 Loan disbursements for the six months ended June 30, 2004 amounted to UA 231.08 million, representing a decrease of 36.22 percent over the disbursements of UA 362.28 million made during the first six months of 2003.

2.3 Borrowings outstanding as at June 30, 2004 amounted to UA 5 306.47 million, compared to UA 5 468.18 million at June 30, 2003.

2.4 The Bank's reserves net of cumulative currency translation adjustment (CCTA), as expected decreased by UA 29.21 million during the period from UA 1 528.22 million as at December 31, 2003 to UA 1 499.01 million as at June 30, 2004 reflecting the effect of allocation of net income approved by the Board of Governors in May 2004. The reserves of UA 1 499.01 million at June 30, 2004 included a cumulative unrealized net gain on non-trading derivatives (IAS 39 Adjustment) of UA 54.83 million. Cumulative translation losses (CCTA) increased slightly from UA 451.71 million as at December 31, 2003 to UA 454.82 million as at June 30, 2004.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the six months ended June 30, 2004.

Attchs.

SCHEDULE A

FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

SIX MONTHS ENDED JUNE 30	**2004**	2003	2002	2001	2000
OPERATIONAL INCOME AND EXPENSES					
Income from loans	121.09	139.20	233.25	237.50	219.51
Income from investments	58.55	46.61	35.35	62.98	38.78
Total operational income	179.64	185.81	268.60	300.48	258.29
Interest on borrowings	(95.58)	(107.49)	(142.22)	(177.03)	(168.70)
Provision for loan losses	14.80	(3.32)	(4.51)	(8.78)	(12.97)
Amortisation of issuance costs	(1.57)	(1.63)	(2.28)	(2.89)	(1.97)
Net operational income	97.29	73.37	119.59	111.78	74.65
OTHER EXPENSES, net					
Administration expenses	59.74	74.43	49.71	46.81	45.26
Management fees	(44.09)	(53.50)	(36.33)	(32.69)	(30.97)
	15.65	20.93	13.38	14.12	14.29
Other income	(2.91)	(0.73)	(0.61)	(0.72)	(0.58)
Depreciation	2.65	2.56	2.68	2.46	1.74
Provision for equity investments	-	-	2.50	-	-
Loss/(gain) on exchange	0.40	(0.10)	0.66	(0.18)	0.33
Total other expenses, net	15.79	22.66	18.61	15.68	15.78
Operating income	81.50	50.71	100.98	96.10	58.87
Unrealized net gains on derivatives - IAS 39 adjustment (Note A)	7.04	38.68	27.29	135.50	-
Net income	**88.54**	**89.39**	**128.27**	**231.60**	**58.87**
FINANCIAL INDICATORS/RATIOS (Before IAS 39 adjustments)					
(Decrease)/increase in Loan Income(%)	(13.01)	(40.32)	(1.79)	8.20	(3.01)
Increase/(decrease) in Investment Income(%)	25.62	31.85	(43.87)	62.40	20.66
(Decrease)/increase in Interest expense(%)	(11.08)	(24.42)	(19.66)	4.94	(2.14)
(Decrease)/Increase in Other expenses(%)	(30.32)	21.76	18.69	(0.63)	4.02
Increase/(decrease) in Net operational income(%)	32.61	(38.65)	6.99	49.74	13.85
Loan income/Interest expense ratio	1.27	1.30	1.64	1.34	1.30
Increase/ (decrease) in Operating Income before app. to Special Reserve(%)	60.72	(49.78)	5.08	63.24	16.81
Interest coverage ratio (1.25x)*	1.84	1.46	1.70	1.53	1.34
FINANCIAL INDICATORS/RATIOS (After IAS 39 adjustments)					
Interest coverage ratio (1.25x)*	1.91	1.82	1.89	2.29	N/A

* Indicative parameters
Slight differences may occur in totals due to rounding

SCHEDULE B

FINANCIAL HIGHLIGHTS

(Expressed in millions of UA)

BALANCE SHEETS AS AT JUNE 30	2004	2003	2002	2001	2000
ASSETS					
Due from banks	121.54	117.75	15.58	57.69	48.15
Demand obligations	3.80	3.80	22.87	18.77	11.09
Investments - trading	2,336.86	1,532.76	1,171.14	2,477.93	1,561.82
Investments - Held to maturity	2,014.20	1,622.73	788.32	-	-
Amounts receivable for currency swaps - borrowings	153.26	182.66	235.03	141.35	180.81
Amounts receivable for currency swaps - investments	21.26	44.65	120.56	474.71	-
Non-negotiable instruments	39.15	50.03	60.26	55.57	65.27
Accounts receivable	271.13	229.74	286.45	350.96	220.33
Outstanding loans	5,157.94	5,908.55	6,226.50	6,450.35	6,654.62
Accumulated provision for loan losses	(454.47)	(494.70)	(499.09)	(433.62)	(397.86)
Equity participations, net	170.04	163.87	159.79	167.48	164.90
Other assets	20.03	17.46	17.51	16.44	12.81
	9,854.74	**9,379.30**	**8,604.92**	**9,777.63**	**8,521.94**

LIABILITIES, CAPITAL & RESERVES	2004	2003	2002	2001	2000
Accounts payable	347.24	207.77	198.65	230.93	258.87
Securities sold under agreements to repurchase and payable for cash collateral received	330.60	-	-		-
Amount payable for currency swaps - borrowings	294.99	149.78	23.02	18.61	6.08
Amount payable for currency swaps - investments	36.62	57.85	139.32	562.18	-
Borrowings	5,306.47	5,468.18	4,916.07	5,792.68	5,368.74
Capital	2,193.90	2,150.96	2,102.57	2,038.52	1,988.80
Arrears on subscriptions	(10.30)	(9.73)	(10.94)	(16.64)	(24.15)
Cumulative exchange adjustment on subscriptions	(143.78)	(143.16)	(130.26)	(128.85)	(124.15)
Reserves	1,953.83	1,951.90	1,821.69	1,701.19	1,476.67
Cumulative currency translation adjustment reserve	(454.82)	(454.27)	(455.20)	(420.99)	(428.92)
	9,854.74	**9,379.30**	**8,604.92**	**9,777.63**	**8,521.94**

FINANCIAL INDICATORS/RATIOS (Before IAS 39 adjustments)	2004	2003	2002	2001	2000
Average return on liquid funds(%)	3.58	3.49	4.20	5.58	5.39
Average cost of borrowings(%)	3.98	4.40	5.71	6.44	6.46
Average return on loans(%)	4.35	4.69	7.35	7.30	6.53
Total debt/Total callable capital(%) (80.00)*	28.05	28.27	25.08	29.33	35.12
Senior debt/Callable capital of non borrowing member (%) (80.00)*	55.13	53.87	46.70	45.04	54.24
Debt/Equity ratio(%)	160.62	165.60	153.80	191.98	191.24
Total Debt/Usable capital %	57.39	58.68	52.90	48.18	58.16
Reserve/Loan ratio (15.00%)*	35.63	31.23	29.52	26.57	21.72
Reserve/Debt ratio (%)	25.45	24.05	27.24	22.10	19.52
Disbursements (UA millions)	652.32	362.28	215.44	192.30	216.84

FINANCIAL INDICATORS/RATIOS (After IAS 39 adjustments)	2004	2003	2002	2001	2000
Debt/Equity ratio(%)	151.63	158.70	150.45	185.65	N/A
Debt/Usable capital %	55.74	57.77	52.93	47.81	N/A
Reserve/Loan ratio (15.00%)*	37.87	33.72	29.96	28.85	N/A
Reserve/Debt ratio (%)	28.25	27.39	27.80	24.53	N/A

* Indicative parameters

Slight differences may occur in totals due to rounding

FRICAN DEVELOPMENT BANK
(With Bilateral & Multilateral Sources)

ANNEX C

FINANCIAL HIGHLIGHTS - JUNE, 2004

Summary of Administrative Expense

(For All Company Codes)

Amounts in thousands of UA

	ADB Admin. Budget	ADF	NTF	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1)												TOTAL ALL SOURCES
Company Codes	2000	2100	2200		7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	TOTAL	%	
PART I - PERSONNEL EXPENSES																	
Salaries	25,577			**25,577**	70	0	117	0	35	0	17	0	0	0	**238**	*0.92*	**25,815**
Benefits	16,057			**16,057**	7	0	-25	0	12	0	5	0	0	0	**-2**	*(0.01)*	**16,056**
Other Personnel-related	1,947			**1,947**	3	0	0	0	5	0	0	0	0	0	**8**	*0.42*	**1,955**
Short-term staff	768			**768**	0	0	0	0	0	0	0	0	0	0	**0**	-	**768**
Consultancy	2,840			**2,840**	384	133	600	366	87	22	118	13	115	0	**1,838**	*39.29*	**4,679**
Total Personnel Expenses	47,189	0	0	47,189	464	133	691	366	139	22	140	13	115	0	**2,084**	*4.23*	**49,273**
PART II - GENERAL EXPENSES																	
Missions	4,215			**4,215**	-5	0	41	0	1	0	0	0	28	0	**65**	*1.52*	**4,280**
Furniture and Equipment	2,223			**2,223**	0	0	0	0	0	0	0	0	0	0	**0**	-	**2,223**
Occupancy	2,196			**2,196**	20	0	79	3	0	0	6	0	13	0	**121**	*5.23*	**2,317**
Communication	2,230			**2230**	0	0	0	0	0	0	0	0	11	0	**11**	*0.00*	**2,241**
Other, net (Note 2)	1,687			**1,687**	13	0	910	36	0	0	12	0	80	0	**1,051**	*38.38*	**2,738**
Total General Expenses	12,551	0	0	**12,551**	28	0	1,030	39	1	0	18	0	132	0	**1,248**	*9.04*	**13,799**
TOTAL ADMINSTRATIVE EXPENSES	**59,740**	**0**		59,740	**492**	**133**	**1,722**	**405**	**140**	**22**	**158**	**13**	**247**	**0**	3,332		63,072
Cost Sharing	**-44,106**	43,402	692	0													
Administrative Expenses (after Cost Sharing)	**15,634**	**43,402**	**692**	**59,740**													
% Distribution of Admin. Expenses by Source:	*24.79*	*0.00*	*1.10*	***94.72***	*0.78*	*0.21*	*2.73*	*0.64*	*0.22*	*0.03*	*0.25*	*0.02*	*0.39*	-	***5.28***	***100.00***	

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants

2 - Other, net

"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

AFRICAN DEVELOPMENT BANK

FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

ADB Financial Statements for the Six Months Ended June 30, 2004 and 2003

Table of Contents

BALANCE SHEET AS AT JUNE 30, 2004 AND 2003

(UA thousands - Note B)

ASSETS	2004	2003
DUE FROM BANKS	121,540	117,750
DEMAND OBLIGATIONS	3,800	3,800
AMOUNTS RECEIVABLE FROM CURRENCY SWAPS		
Currency swaps receivable - Borrowings (Notes B & O)	153,262	182,660
Currency swaps receivable - Investments (Notes B & I)	21,260	44,658
	174,522	227,318
INVESTMENTS (Notes B & I)		
Trading	2,336,862	1,532,760
Held-to- maturity	2,014,200	1,622,730
	4,351,062	3,155,490
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)	39,148	50,030
ACCOUNTS RECEIVABLE		
Accrued income on loans and investments	151,673	180,837
Other accounts receivable	119,461	48,890
	271,134	229,727
LOANS (Notes B, J, & W)		
Disbursed and outstanding	5,157,947	5,908,546
Less Accumulated provision for loan losses	(454,473)	(494,701)
	4,703,474	5,413,845
EQUITY PARTICIPATION (Note K)		
ADF	111,741	111,741
Other institutions	76,345	68,596
Less: Accumulated provision for equity losses	(18,049)	(16,463)
	58,296	52,133
Total equity participation	170,037	163,874
OTHER ASSETS		
Fixed assets (Note L)	19,529	17,111
Miscellaneous	498	350
	20,027	17,461
TOTAL ASSETS	**9,854,744**	**9,379,295**

LIABILITIES & EQUITY	2004	2003
ACCOUNTS PAYABLE		
Accrued financial charges	147,779	62,483
Other accounts payable	199,458	145,283
	347,237	207,766
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED	330,605	-
AMOUNTS PAYABLE FOR CURRENCY SWAPS		
Currency swaps payable - Borrowings (Notes B & O)	294,986	149,777
Currency swaps payable - Investments (Notes B & I)	36,620	57,853
	331,606	207,630
BORROWINGS (Note O)	5,306,466	5,468,183
EQUITY		
Capital (Notes G, X & Y) (in shares of UA 10 000 each)		
Authorised	21,870,000	21,870,000
Less: Unsubscribed	(299,888)	(379,380)
Subscribed Capital	21,570,112	21,490,620
Less: Callable Capital	(19,376,489)	(19,339,915)
Paid-up Capital	2,193,623	2,150,705
Add: Amounts paid in advance	279	257
	2,193,902	2,150,962
Less: Amounts in arrears	(10,303)	(9,726)
	2,183,599	2,141,236
Cumulative Exchange Adjustment on Subscriptions (Note G)	(143,778)	(143,155)
	2,039,821	1,998,081
Reserves (Note F)		
General Reserve	1,865,292	1,862,520
Net income (Note F)	88,541	89,390
Cumulative Currency Translation Adjustment (Note B)	(454,824)	(454,275)
Total Reserves	1,499,009	1,497,635
Total Equity	3,538,830	3,495,716
TOTAL LIABILITIES & EQUITY	**9,854,744**	**9,379,295**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UA thousands - Note B)

	2004	2003
OPERATIONAL INCOME & EXPENSES		
Income from loans		
Interest	116,484	134,336
Commitment charges	3,644	3,619
Statutory commission	960	1,242
Income from investments (Note I)	58,550	46,609
Total income from loans and investments	179,638	185,806
Borrowing expenses (Note O)		
Interest	(95,576)	(107,491)
Amortization of issuance costs	(1,565)	(1,627)
Provision for loan losses (Note J)	14,796	(3,318)
Net operational income	97,293	73,370
OTHER EXPENSES, net		
Administrative expenses (Note M)	59,740	74,428
Management fees (Note N)	(44,095)	(53,497)
	15,645	20,931
Other income	(2,912)	(736)
Depreciation	2,654	2,561
Loss/(gain) on exchange	403	(95)
Total other expenses (net)	15,790	22,661
Operating income	81,503	50,709
Unrealized net gains on non-trading derivatives - IAS 39 adjustment (Notes B & O)	7,038	38,681
Net income	**88,541**	**89,390**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UA thousands - Note B)

	2004	2003
Net Income	88,541	89,390
Other comprehensive losses:		
Currency translation adjustment	(3,115)	559
Total other comprehensive income	(3,115)	559
COMPREHENSIVE INCOME	85,426	89,949
Reserves at 1 January:		
General	1,979,932	1,919,473
Cumulative Currency Translation Adjustment (CCTA)	(451,709)	(454,835)
Total reserves at 1 January	1,528,223	1,464,638
Board of Governors-approved allocations/transfers:		
Post Conflict Assistance -	(98,640)	(12,952)
African Development Fund	(10,000)	(25,000)
Highly Indebted Poor Countries	(6,000)	(9,000)
Special Relief Fund	-	(10,000)
Total net Income allocation /transfers	(114,640)	(56,952)
Reserves at the end of the period	1,499,009	1,497,635
Reserves at the end of the year composed of:		
General	1,953,833	1,951,910
Cumulative Currency Translation Adjustment (CCTA)	(454,824)	(454,275)
Total reserves at the end of the period	1,499,009	1,497,635

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(UA thousands - Note B)

Cash flows from:	2004	2003
Operating activities:		
Net income	88,541	89,390
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,654	2,561
Provision for loan losses	(14,796)	-
Changes in unrealised gains on investments	(1,868)	32,894
Changes in accrued income on loans and investments	17,032	19,615
Derivative assets movement	(7,039)	(26,915)
Changes in accrued financial charges	57,371	38,681
Amortization of borrowing costs	1,565	1,627
Net cash provided by operating activities	143,460	157,853
Investing, lending and development activities:		
Disbursements on loans	(231,084)	(362,277)
Repayments of loans	661,238	424,341
Investments - Movement in HTM maturing after 3 months	(203,428)	(450,911)
Payment of allocation of net income	(6,000)	-
Changes in other assets	(1,338)	(767)
Changes in other receivables and payables	(82,339)	(2,731)
Equity participations - movement	(5,025)	(3,106)
Net cash used in lending and development activities	132,023	(395,451)
Financing activities:		
New issues	-	1,411,718
Repayments on borrowings	(411,589)	(300,570)
Net cash from currency swaps	(21,080)	(1,991)
Net cash from capital subscriptions	18,332	23,623
Net cash provided by financing activities	(414,338)	1,132,780
Effect of exchange rate changes on:		
Cash and investments and loan repayments	(26,498)	(38,961)
Loan repayments	24,160	-
Decrease in cash and investments	(147,193)	856,222
Cash and investments at beginning of the period	2,264,491	866,256
Cash and investments at the end of the period	**2,117,299**	**1,641,169**
Composed of:		
Investments - trading portifolio	2,336,862	1,532,760
Unrealized gains on trading portifolio	(24,297)	(22,427)
Swaps on investments - net	(15,360)	6,543
Investments - Held to maturity movement - maturing within 3 months	29,160	6,543
Securities sold under agreements to repurchase and payable for cash collateral received	(330,605)	-
Cash	121,540	117,750
	2,117,299	**1,641,169**
Supplementary disclosure:		
Increase/(decrease) resulting from exchange rate fluctuations:		
Loans	24,160	(9,438)
Borrowings	2,084	(101,850)
Currency swaps	(17,882)	109,423

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Note A - Operations and Affiliated Organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund); which was established by the Bank and certain countries, and the Nigeria Trust Fund (NTF), which is a special fund administered by he ADB. Notably, each of the ADB, ADF, and NTF has separate assets and liabilities, and the ADB is not liable for their respective obligations. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

Note B - Summary of Significant Accounting Policies

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board.

The significant accounting policies employed by the Bank are summarized below.

Accounting for Derivatives

The Bank adopted the International Accounting Standard number 39 (IAS 39), "Financial Instruments Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather marks all derivatives to fair value, with all changes in fair value recognized in income. The effects of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio. No adjustment is required to the investments portfolio held for trading, since those derivatives were already recorded at fair value.

Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represented primarily the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

Monetary Basis of Financial Statements

The financial statements are expressed in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

The Bank conducts its operations in numerous currencies. Income and expenses are converted to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into Units of Account at rates prevailing at the balance sheet dates. The translation difference relating to payments of capital subscriptions denominated at a fixed UA/USD exchange rate (see Note G) and received during the year is reported under Cumulative Exchange Adjustment on Subscriptions at the balance sheet date. All other translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Other Comprehensive Income".

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Loans

The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation.

The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by six months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country are placed in non-accrual status, all loans made to or guaranteed by that member country are also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

The Bank may experience delays in receiving loan repayments from certain borrowers. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio for the present value losses associated with such delays. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

DRC Arrears Clearance Plan

In connection with an internationally-coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors : a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there is no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. The Bank does not believe that any other borrowers with loans in non-accrual status currently meet these eligibility criteria.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank. The amount of income from the DRC consolidated loan included in the reported earnings is disclosed in Note J.

Equity Investments

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatised or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing flow of domestic and external resources to financially viable projects which also have significant economic merit.

The Bank's participation in the equity of any institution should not exceed twenty five per cent (25%) of the total equity capital of the institution. The Bank will therefore not seek a controlling interest in the companies in which it invests but will closely monitor its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten per cent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments are stated at cost less provision for losses on those investments for which there is a significant and lasting decline in value.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipment and motor vehicles are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Motor vehicles are depreciated over 5 years.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Due to the complex nature of these instruments, the separation of the embedded derivatives from the borrowing contract may result in subjective terms being assigned to the borrowing contract and may not reliably reflect the underlying economic substance of the Bank's borrowing activities. In compliance with IAS 39 and to provide more meaningful disclosure of the Bank's borrowing activities, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. All other investment securities are held in a trading portfolio and, due to their nature and the Bank's policies governing the level and use of such investments, they are classified as an element of liquidity in the Statement of Cash Flows. Held to maturity investments maturing within three months from the balance sheet date are also included in liquidity in the Statement of Cash Flows. Investments in the Trading Portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. Securities sold under repurchase agreements were all outstanding as at end of the year. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and if necessary may require additional collateral.

Fair Value Disclosure

Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount reported in the Balance Sheet is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available or at par where market prices are not available.

Loans: ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of multiple currency fixed rate loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparative maturities. The estimated fair value of variable and floating rate loans as well as single currency fixed rate loans is considered to approximate carrying value.

Post Retirement benefits

The Bank maintains a defined benefit pension plan for its employees which provide benefit payments to participants upon retirement. Actuarial gains or losses that arise on post retirement benefits are recognised in the income statement in accordance with IAS19. At the beginning of the reporting period, the unrecognised net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognised in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

With effect from January 2003, the Bank revised its Staff Medical Benefit Plan to include the following elements: (a) medical coverage for staff members and retired staff members of the Bank as well as survivors of staff members and staff on disability pension together with their dependents; (b) staff members or retirees contribute a percentage of their salary or pension up to a defined upper limit toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan, (c) establishment of a Medical Benefits Plan Board which oversees the management and activities of the benefit plan and a trust account to which contributions from the Bank, staff and retirees are deposited.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under International Accounting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

Accounting Estimates

The preparation of financial statements in conformity with International Accounting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans and borrowings, and in the determination of the accumulated provision for loan losses.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current period. These reclassifications did not have an income statement impact.

Note C – Exchange rates

The rates used for translating currencies into Units of Account at June 30, 2004, and 2003 are as follows:

		2004	2003
1 UA = SDR =	Algerian Dinar	104.932000	109.409000
	Angolan Kwanza	121.320000	106.068000
	Botswana Pula	6.810130	6.888900
	Brazilian Real	4.570950	4.035040
	Canadian Dollar	1.965320	1.898590
	Chinese Yuan	12.135300	11.595500
	CFA Franc	791.261000	804.151000
	Danish kroner	8.965630	9.108550
	Egyptian Pound	9.097280	8.481360
	Ethiopian Birr	12.529900	11.797700
	Euro	1.206270	1.225920
	Gambian Dalasi	39.053800	35.720000
	Ghanaian Cedi	13,137.600000	12,331.200000
	Guinean Franc	2,964.240000	2,468.150000
	Indian Rupee	67.416800	65.169900
	Japanese Yen	158.909000	167.893000
	Kenyan Shilling	116.583000	103.818000
	Korean Won	1,689.820000	1,671.360000
	Kuwaiti Dinar	0.432096	0.420636
	Libyan Dinar	1.932370	1.932670
	Mauritian Rupee	41.133800	38.445900
	Moroccan Dirham	13.203200	13.144100
	Nigerian Naira	193.517000	175.895000
	Norwegian Krone	10.176700	10.167100
	Pound Sterling	0.809313	0.848954
	Sao Tomé Dobra	14,360.100000	12,877.700000
	Saudi Arabian Riyal	5.498340	5.253230
	South African Rand	9.193200	10.583500
	Swedish Krona	11.066300	11.210400
	Swiss Franc	1.838350	1.902500
	Tunisian Dinar	1.849240	1.781470
	Ugandan Shilling	2,774.820000	2,823.870000
	US Dollar	1.466220	1.400860
	Zimbabwean Dollar	7,844.980000	1 143.730000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D - Special Funds

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At June 30, 2004 and 2003, the following funds were held separately from those of the ordinary capital resources:

1. **The Nigeria Trust Fund** was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the Nigeria Trust Fund at June 30, 2004 and 2003 are summarized below:

(UA thousands)

	2004	2003
Contribution received	128 586	128 586
Funds generated (net)	340 893	347 993
Adjustment for translation of currencies	(104 263)	(86 995)
	365 216	389 584
Represented by:		
Due from banks	862	1 586
Investments	321 659	332 952
Interest & charges receivable on loans	3 820	1 056
Accrued interest on loans and investments	439	803
Other amounts receivable	358	58
Loans outstanding	55 943	53 825
	383 081	390 280
Less Current liabilities	(17 865)	(696)
	365 216	**389 584**

2. **The Special Relief Fund (for African countries affected by drought)** was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at June 30, 2004 and 2003 follows:

(UA thousands)

	2004	2003
Fund balance	42 448	42 602
Funds generated	2 987	3 267
Funds allocated to SDA	1	1
Less Relief disbursed:	(35 375)	(28 328)
	10 061	17 542
Represented by:		
Due from Bank	767	7 511
Investments	9 622	24
Amount receivable from ADB	-	10 000
Accrued interest on investments	14	7
	10 403	17 542
Lesss: Amount Payable	(342)	-
	10 061	17 542

At June 30, 2004, a total of UA 1.53 million (2003 : UA 7.67 million) had been committed but not yet disbursed under the Special Relief Fund.

3. **The Staff Retirement Plan (the Plan)**, a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of six months service without interruption of more than thirty days.

The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. The Plan is funded through employee and Bank contributions of 7 percent and 14 percent respectively, of pensionable remuneration. The pensionable remuneration is the basic salary grossed up by a tax factor. The tax factor is an average rate intended to compensate for any taxes that might be imposed on the participant's pension income. All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At June 30 2004, the bulk of the investments of the Plan were under external management and these were invested in indexed funds, with the objective of matching the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities.

In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2004 and 2003 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

(UA million)

	2004	2003
Gross current service cost	14.02	13.95
Interest cost	8.22	7.56
Expected return on plan assets	(7.61)	(6.22)
Net actuarial (gain)/loss recognized in the year	1.97	3.15
Gross pension cost	16.60	18.44
Less estimated employee contributions	(4.14)	(3.80)
Pension expense for the year	12.46	14.64

The pension expense recorded for the first semester of 2004 for the Bank Group amounted to UA 6.06 million (2003: UA 7.61 million).

There were no unrecognised past service costs at June 30, 2004. Assumptions used in the latest available actuarial valuations (December 2003) and 2002 were as follows:

In percent

	2003	2002
Discount rate	5.25	5.25
Expected return on plan assets	6.00	6.00
Rate of salary increase	3.50	4.00
Future pension increase	2.50	2.50

Note E - Trust Funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

1. **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

2. **The Arab Oil Fund** (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At June 30, 2004, a total of US$ 13.45 million (2003: US$ 13.45 million) had been so repaid.

3. **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at June 30, 2004 and 2003 are summarized below:

(UA thousands)

		2004	2003
A)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	187	166
		339	318
	Less: Prize Awarded	(13)	(13)
	Gift	(25)	(25)
		301	280
	Represented by:		
	Short-term deposits	286	265
	Due from banks	13	13
	Accrued Interest	2	2
		301	280
B)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	682	714
	Represented by:		
	Loans Disbursed net of repayments	682	714
C)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21 472	22 474
	Funds Generated	5 093	5 284
		26 565	27 758
	Relief Granted	(22 432)	(23 093)
		4 133	4 665
	Represented by:		
	Due from banks	166	372
	Investments	3 962	4 283
	Accrued Interest	5	10
		4 133	4 665
	Total Resources & Assets of Trust Funds	**5 116**	**5 659**

Note F - Reserves and Net Income Allocations

The total reserves of the Bank comprise General Reserves, net income for the current period and translation gains or losses. The General Reserve represents retained earnings, after allocations of net income by the Board of Governors. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January, 2001. On May 25, 2004, the Board of Governors of the Bank approved certain allocations of the Bank's net income for 2003. Such allocations are summarized in the Statement of Comprehensive Income and Changes in Reserves.

At June 30, 2004, the total reserves of the Bank included UA 3.83 million representing income recognized on the restructured loans to the Democratic Republic of Congo (DRC) but not yet formally allocated to the DRC special account. Under Article 42 of the Agreement establishing the Bank, the authority for the allocation or distribution of the net income or part thereof of the Bank is vested in the Board of Governors.

Note G - Capital Stock

The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid up and callable shares in proportion of six percent (6 %) paid up and ninety four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid up shares and 89.19 percent callable shares.

The subscribed capital increased from UA 21.46 billion as at June 30, 2003 to UA 21.57 billion at June 30 2004.

Total unsubscribed shares at June 30, 2004 amounted to UA 299.89 million, comprising UA 158.37 million for shares to be issued upon payment of future cash instalments, UA 102.26 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. During the year 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Exchange differences also arise when subscriptions are translated at exchange rates prevailing at the balance sheet date. Such conversion differences are debited or credited to the Cumulative Exchange Adjustment on Subscriptions.

At June 30, 2004 and 2003, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

(UA thousands)

	2004	2003
Balance at 1 January	145 330	141 991
Net conversion losses on new subscriptions	(1 551)	1 164
Balance at June 30	143 779	143 155

Note H - Non-negotiable Instruments

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

a) Five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

b) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in instalments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

a) Regional members – 50 percent in five equal annual instalments in cash in freely convertible currency or freely convertible currencies selected by the member State, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual instalments commencing on the fifth anniversary of the first subscription payment date.

b) Non-regional members - five equal annual instalments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual instalments. The first instalments shall be paid in cash and in a freely convertible currency. The second to the eighth instalments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I - Investments

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For Government and agency obligations, the Bank may only invest in obligations with a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparts with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counter parties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

Income from investments comprised interest income of UA 62.46 million (2003: UA 45.87 million) and net realized and unrealized loss on investments of UA 3.91 million (2003: UA 0.74 million).

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability management guidelines. At June 30, 2004, UA 174.75 million (2003: UA 181.30 million) of government and other obligations were under external management.

Securities sold under re-purchase agreements with a market value of UA 330.61 million were outstanding at June 30, 2004. These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

Summary of the Bank's trading investments at June 30, 2004 and 2003 follows :

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Time Deposits										
Carrying Value	344.44	335.08	97.64	123.06	113.50	7.68	116.83	200.78	672.41	666.60
Average Balance During the period	391.15	248.17	117.06	101.42	138.65	14.30	142.57	104.21	789.43	468.10
Average Yield (%)	1.01	1.20	2.01	2.83	4.52	2.63	2.25	1.93	2.00	2.30
Average Maturity (year)	0.05	0.07	0.06	0.08	0.03	1.00	0.22	1.00	0.07	1.00
Asset Backed Securities										
Carrying Value	439.13	165.95	282.25	216.83	-	-	-	-	721.38	382.78
Average Balance During the period	498.68	125.75	338.39	178.78	-	-	-	-	837.07	304.53
Average Yield (%)	2.42	2.63	2.10	3.19	-	-	-	-	2.29	4.11
Average Maturity (year)	6.05	6.23	9.86	10.91	-	-	-	-	7.54	6.21
Government Agency and Agency Obligations										
Carrying Value	37.69	105.52	93.69	72.36	-	-	12.53	-	143.91	177.88
Average Balance During the period	42.80	79.85	112.33	71.31	-	-	16.62	-	171.75	151.16
Average Yield (%)	2.15	3.15	2.51	3.47	-	-	3.25	-	2.49	3.49
Average Maturity (year)	1.14	2.63	1.04	2.77	-	-	1.79	-	1.13	2.38
Corporate Bonds										
Carrying Value	292.38	125.77	438.20	146.61	-	6.10	68.58	27.02	799.16	305.50
Average Balance During the period	332.03	95.17	525.36	144.02	-	5.80	90.96	61.47	948.35	306.46
Average Yield (%)	1.18	2.62	2.01	3.08	-	3.76	1.45	0.03	1.67	2.96
Average Maturity (year)	2.18	2.56	1.43	3.07	-	1.88	1.80	2.05	1.74	3.62
Total investments										
Carrying Value	**1,113.64**	**732.32**	**911.78**	**558.86**	**113.50**	**13.78**	**197.94**	**227.80**	**2,336.86**	**1,532.76**
Average Balance During the period	1,264.66	548.94	1,093.14	495.53	138.65	20.10	250.15	165.68	2,746.60	1,230.25
Average Yield (%)	1.65	2.43	2.09	2.43	4.52	3.72	2.03	3.19	2.00	2.81
Swaps (Net)										
Currency Swaps - balances	**18.54**	**3.77**	**(33.55)**	**(52.53)**	-	**0.94**	**(0.36)**	**34.63**	(15.37)	**(13.19)**
Average Balance During the period	21.06	2.85	(40.23)	(43.30)	-	6.50	(0.48)	16.39	(19.65)	(17.56)
Average Yield (%)	0.50	1.24	6.37	1.09	-	3.85	1.45	1.20	12.54	(3.00)
Average Maturity (year)	1.27	1.89	1.85	2.47	-	(0.37)	1.96	2.51	2.55	2.44
The investments swaps on a counter-party basis are:										
Assets									21.26	44.66
Liabilities									(36.62)	(57.85)
									(15.36)	**(13.19)**
Repos										
Currency Swaps - balances	**(182.53)**	-	**(35.81)**	-	**(112.26)**	-	-	-	(330.60)	-
Average Balance During the period	(207.24)	-	(42.94)	-	(110.00)	-	-	-	(360.18)	-
Average Yield (%)	0.50	-	6.37	-	4.21	-	-	-	3.98	-
Average Maturity (year)	0.03	-	0.02	-	0.02	-	-	-	0.03	-

Summary of the Bank's investments held to maturity at June 30, 2004 and 2003:

(UA Millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Time Deposits										
Carrying Value	6.45	2.88	2.02	2.54	20.70	0.29	-	-	29.17	5.71
Average Balance During the period	6.13	2.46	1.98	1.95	20.79	0.26	-	-	28.90	4.67
Average Yield (%)	1.30	1.22	2.30	3.02	4.23	-	-	-	3.48	2.30
Average Maturity (year)	0.02	0.04	0.01	0.01	0.01	0.06	-	-	0.01	1.00
Asset Backed Securities										
Carrying Value	13.63	-	81.14	28.25	-	7.82	-	-	94.77	36.07
Average Balance During the period	12.96	-	79.74	21.69	-	7.18	-	-	92.70	28.87
Average Yield (%)	4.25	-	4.14	4.67	-	5.07	-	-	4.16	4.51
Average Maturity (year)	5.25	-	5.71	6.48	-	6.01	-	-	5.64	5.70
Government Agency and Agency Obligations										
Carrying Value	515.71	370.65	243.35	226.56	235.56	223.13	114.84	10.26	1,109.46	830.60
Average Balance During the period	490.22	317.16	239.14	173.98	236.62	204.96	105.42	10.56	1,071.40	706.66
Average Yield (%)	4.12	4.91	4.30	4.75	5.32	5.58	0.45	0.90	4.06	3.49
Average Maturity (year)	5.53	5.64	4.12	5.48	4.52	4.60	5.41	6.51	4.99	2.38
Corporate Bonds and other										
Carrying Value	256.77	257.19	340.51	317.48	131.35	107.88	52.17	67.80	780.80	750.35
Average Balance During the period	244.09	220.07	334.61	243.81	131.94	99.10	47.89	69.77	758.53	632.75
Average Yield (%)	4.89	4.84	3.50	4.97	5.17	5.12	1.15	0.68	4.09	3.43
Average Maturity (year)	4.92	5.23	3.12	3.67	4.81	5.29	4.63	7.12	4.10	4.50
Total investments										
Carrying Value	**792.56**	**630.72**	**667.02**	**574.83**	**387.61**	**339.12**	**167.01**	**78.06**	**2,014.20**	**1,622.73**
Average Balance During the year	753.40	539.69	655.47	441.43	389.35	311.50	153.31	80.33	1,951.53	1,372.95
Average Yield (%)	4.35	4.73	3.87	4.48	5.21	5.25	0.67	0.78	4.07	4.54

The maturity of held to maturity investments as at June 30, 2004 were as follows:

July 1, 2004 to December 31, 2004	134.48
January 1, 2005 to December 31, 2005	151.23
January 1, 2006 to December 31, 2006	178.64
January 1, 2007 to December 31, 2007	205.21
January 1, 2008 to December 31, 2008	218.64
January 1, 2009 to December 31, 2009	280.93
January 1, 2010 to December 31, 2010	318.22
January 1, 2011 to December 31, 2011	314.66
January 1, 2012 to December 31, 2012	102.79
January 1, 2013 to December 31, 2013	95.77
January 1, 2014 to December 31, 2014	13.63
	2,014.20

Note J - Loans

The Bank's loan portfolio includes the following:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. The estimated fair value of these loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparable maturities.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value of variable rate loans is considered to approximate carrying value.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value of single currency variable rate loans is considered to approximate carrying value.

Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value of single currency floating rate loans is considered to approximate carrying value.

Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

The Private Sector Loans : These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Fair Value

Loans are expressed in Units of Account, but repaid in the currencies disbursed.

At June 30, 2004 and 2003, the carrying and estimated fair values of loans were as follows:

(UA thousands)

		2004		2003	
		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Public Sector -	Variable rate loans	3 086 670	3 086 670	3 759 475	3 759 475
	Fixed rate loans	1 814 067	1 812 380	1 973 120	2 305 690
Private sector -	Variable rate loans	197 000	197 000	131 738	131 738
	Fixed rate loans	60 210	60 210	44 212	44 212
		5 157 947	5 156 260	5 908 545	6 241 115
Accumulated l oan loss provision		(454 473)	(454 473)	(494 701)	(494 701)
		4 703 474	4 701 787	5 413 844	5 746 414

Loan Loss Provision

The movements in the accumulated provision for loan losses for the six months ended 30 June 2004 and 2003 were as follows:

(UA thousands)

	2004	2003
Balance at January 1	469 090	491 720
Provision for loan losses - Public sector	(18 997)	-
Provision for loan losses - Private sector	4 201	3 318
Translation effects	179	(337)
Balance at June 30	454 473	494 701

During the six months ended June 30, 2004, provision on private sector loans of UA 4.20 million (2003: UA 3.32 million) were made. The accumulated provisions on private sector loans at June 30, 2004 amounted to UA 20.72 million (2003: UA 15.62 million).

Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum. At June 30, 2004, loans made to or guaranteed by certain member countries and private sector loans, with an aggregate principal balance of UA 1 180.32 million (2003: UA 1 177.98 million), of which UA 328.18 million (2003: UA 257.53 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the six months ended June 30, 2004 would have been higher by UA 40.49 million (2003: UA 63.39 million). The cumulative non-accrued income on loans at June 30, 2004 was UA 792.89 million (2003: UA 682.30 million).

Effective July 1, 2002, the outstanding balance and accumulated arrears on interest and charges to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. The disbursed and outstanding balance were consolidated into loan "A", while the accumulated arrears on interest and charges were consolidated into a loan "B". Whilst the consolidation of the interest previously due (loan B) had resulted in an increase of UA 361.19 million in receivables outstanding and contractually due from the DRC, the balance sheet exposure to the DRC (loan A) remained unchanged, due to the deferral of the recognition of such interest and charges which were in non accrual status prior to the restructuring (loan B). The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years, which includes a 2-year grace period. The previous loans had final maturities extending to 2010. Although the consolidated DRC loans are contractually current, they remain in non-accrual status, to allow for a period of satisfactory performance. As at June 30, 2004, the balances outstanding on loans 'A' and 'B' were UA 346.68 million and UA 357.26 million, respectively. Income for the six months ended June 30, 2004 includes UA 3.38 million (2003: UA Nil million) recognized on a cash-basis on the DRC consolidated loan.

Guarantee

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At June 30, 2004, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 10.35 million (2003: UA 17.58 million).

Also, the Bank has provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 3.58 million at June 30, 2004, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

In addition to the swaps on borrowings disclosed in Note "O"; the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

At June 30, 2004 and 2003 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

(UA thousands)

	2004		2003	
	Contractor Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Interest Rate Swaps	720 178	(20 804)	379 524	(25 311)

Heavily Indebted Poor Countries (HIPCs) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80% of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At June 30, 2004, the Board of Directors had approved relief for 16 ADB borrowing countries, of which 7 had reached the completion point. During the six months ended June 30, 2004, debt relief of UA 39.64 million (2003 UA 33.29 million) was received on behalf of the ADB borrowing countries.

Maturity and Currency Composition of Outstanding Loans

Maturity Distribution as at June 30, 2004
(UA millions)

	Fixed Rate	Floating Rate	Variable Rate	Total
July 1, 2004 to 31 December 2004	303.35	67.55	283.23	654.13
January 1, 2005 to 31 December 2005	172.44	121.58	208.73	502.75
January 1, 2006 to 31 December 2006	177.19	126.09	197.69	500.97
January 1, 2007 to 31 December 2007	178.76	135.33	192.52	506.61
January 1, 2008 to 31 December 2008	159.54	140.43	186.54	486.51
January 1, 2009 to 31 December 2012	283.40	477.08	615.74	1,376.22
January 1, 2013 to 31 December 2016	137.94	302.88	109.92	550.74
January 1, 2017 to 31 December 2020	275.53	115.62	0.87	392.02
January 1, 2021 to 31 December 2023	186.13	1.87	-	188.00
	1,874.28	1,488.43	1,795.24	5,157.95

Currency Composition and type of loans as at June 30, 2004 and 2003
(Amounts in UA millions)

			2004		2003	
			Amount	%	Amount	%
Fixed Rate	Multi Currency	Euro	156.57		183.84	
		Japanese Yen	286.20		355.86	
		Swiss Francs	51.23		70.05	
		Pound Sterling	1.31		2.03	
		US Dollars	333.11		517.89	
		Others	11.99		17.56	
			840.41	16.29	1,147.23	19.42
	Single Currency	Euro	575.36		368.61	
		Japanese Yen	156.31		147.94	
		Swiss Francs	54.84		52.99	
		Pound Sterling	2.42		2.30	
		US Dollars	232.43		243.18	
		South African Rand	12.20		10.55	
		Others	0.31		0.32	
			1,033.87	20.04	825.89	13.98
Floating Rate	Single Currency	Euro	582.40		581.27	
		South African Rand	91.91		62.64	
		US Dollars	811.75		640.55	
		Japanese Yen	2.37		-	
			1,488.43	28.86	1,284.46	21.74
Variable Rate	Multi Currency	Euro	255.03		278.61	
		Japanese Yen	76.72		98.60	
		Swiss Francs	2.40		3.23	
		US Dollars	243.89		285.66	
		Others	0.50		0.57	
			578.54	11.22	666.67	11.28
	Single Currency Converted	Euro	486.17		622.81	
		Japanese Yen	268.14		363.52	
		Swiss Francs	19.39		20.01	
		US Dollars	442.93		977.88	
		Others	0.07		0.08	
			1,216.70	23.59	1,984.30	33.58
			5,157.95	100.00	5,908.55	100.00

Summary of Currency Composition of Loans at June 30, 2004 and 2003
(Amounts in UA millions)

	2004		2003	
	Amount	%	Amount	%
Euro	2,055.54	39.85	2,035.13	34.44
Japanese Yen	789.75	15.31	965.92	16.35
Swiss Francs	127.85	2.48	146.29	2.48
Pound Sterling	3.73	0.07	4.34	0.07
US Dollars	2,064.10	40.02	2,665.16	45.11
South African Rand	104.11	2.02	73.19	1.24
Others	12.87	0.25	18.52	0.31
	5,157.95	100.00	5,908.55	100.00

The distribution of outstanding loans at June 30, 2004 and 2003 by sector was as follows:

(Amounts in UA million)

	2004		2003	
	Amount	%	Amount	%
Finance	1,042.80	20.22	927.87	15.70
Multi-Sector	1,231.35	23.87	1,826.47	30.91
Communications	181.28	3.51	189.81	3.21
Power	400.64	7.77	343.82	5.82
Social	172.10	3.34	201.79	3.42
Transport	709.64	13.76	765.57	12.96
Agriculture & Rural Development	696.28	13.50	853.33	14.44
Urban Development	0.03	0.00	0.05	0.00
Industry, Mining and Quarrying	345.16	6.69	378.87	6.41
Water supply and Sanitation	378.67	7.34	420.97	7.13
	5,157.95	100.00	5,908.55	100.00

Note K -Equity Participations

The Bank's participation in the equity of African Development Fund and other institutions were as follows:

African Development Fund

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12 member Board of Directors, made up of six (6) members selected by the African Development Bank and six (6) members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in ADF and the President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays management fee. Management fee paid by the Fund to the Bank is calculated annually on the basis of a cost sharing formula, approved by the Board, which is driven in large part by the number of programs and projects executed during the year. Based on the cost sharing formula, management fees incurred by ADF for the six months ended June 30, 2004 amounted to UA 43.40 million, representing 69.62 percent of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank. As at June 30, 2004, the Bank's subscriptions to ADF amounted to UA 111.74 million.

Other Equity Participations

As at June 30, 2004 and 2003, the cost and carrying values of the Bank's equity participation in other institutions (including private sector equity participations) were as follows:

(Amounts in UA thousands)

Institutions	Year	Callable	Carrying Value 2004	2003
Regional Development Banks :				
BDEAC	1975	2,332	1,517	1,493
East African Development Bank	1967		5,000	5,000
P. T. A. Bank	1985	10,000	5,000	5,000
Afreximbank	1993	10,491	6,821	7,138
BOAD	1973	1,944	632	623
BDEGL	1980		1,946	1,947
		24,767	20,916	21,201
Other :				
AIG Africa Infrastructure Fund	1999	18,519	18,756	12,866
K-REP Bank Limited	1997		649	729
South Africa Infrastructure Fund	1996	1,605	10,413	8,318
Alexandria National Iron & Steel	1993		10,025	10,753
Acacia Fund Limited	1996		680	1,224
Zimbabwe Development Bank	1984		1	3
Msele Nedventure Limited	1995		1,305	1,134
Zambia Venture Capital Fund	1996		1,100	1,428
Indian Ocean Regional Fund Limited	1999	789	1,246	1,304
Meridien BIAO SA	1991		5,116	5,354
Africa - Re	1977		2,728	714
Shelter Afrique	1982		3,410	3,569
Development Bank of Zambia *	1974		0	0
National Development Bank of Sierra Leone *			0	0
		20,913	55,429	47,396
		45,680	76,345	68,597
Less: Accumulated provision for equity losses		-	(18,049)	(16,463)
Amount net		45,680	**58,296**	**52,134**

The Bank performs periodic reviews of its equity investments in order to create specific provisions for those equity investments for which there is a significant and lasting decline in value.

An analysis of the movement in accumulated provision for loss on equity participation is as follows:

(UA thousands)	2004	2003
Balance at January 1	17 879	17 969
Provision for the semester	-	-
Translation Adjustment	170	(1 506)
Balance at June 30	18 049	16 463

Note L - Fixed Assets

(UA thousands)

	2004			2003
	Acquisition Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	141	-	141	141
Building and improvements	22 751	21 028	1 723	879
Furniture, fixtures and fittings	6 077	3 444	2 633	604
Equipment and motor vehicles	48 516	33 484	15 032	15 487
TOTAL	77 485	57 956	19 529	17 111

Note M –Administrative Expenses

Administrative expenses were as follows:

(UA thousands)	2004	2003
Personnel expenses	47 189	56 847
Other general expenses	12 551	17 581
TOTAL	59 740	74 428

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. These transactions were entered into with a zero lock in cost and are exercisable in 2004. The nominal value of the forward transactions as at June 30, 2004 amounted to UA 67.00 million with a unfavourable market value of UA 0.45 million.

Note N -Management Fees

Management fees, representing allocations of common administrative expenses to the African Development Fund and the Nigeria Trust Fund based on a predetermined formula, are summarized below:

(UA thousands)	2003	2002
African Development Fund (ADF)	43 402	52 775
Nigeria Trust Fund (NTF)	693	722
TOTAL	44 095	53 497

Note O - Borrowings

The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long and medium term borrowings, the Bank also undertakes short term borrowing for cash and liquidity management purposes only.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The Bank has a potential risk of loss if the swap counterpart fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparts eligible under the Bank's Assets and Liability Management guidelines, which include requirement that the counterparts have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

At June 30, 2004, borrowings with embedded callable options amounted to UA 207.50 million (2003: UA 641.76 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At June 30, 2004, total borrowing amounted to UA 5 306.47 million comprising of senior debt and subordinated debt amounting to UA 4 576.49 million and UA 729.98 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8 534.92 million was 53.62 per cent. Also at June 30, 2004 the ratio of total outstanding borrowings to the total callable capital of UA 19 376.49 million was 27.39 per cent.

A summary of the Bank's borrowings portfolio at June 30, 2004 and 2003 follows:

Borrowings and Swaps at June 30, 2004

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	252.76	6.50	2.3	141.47	8.71	15.2	194.25	2.60	4.1	588.48	5.74	6.0
		-	-	-	-	-	-	(252.76)	6.50	4.1	(252.76)	6.50	4.1
	Adjustable	63.19	3.80	2.9	1,896.52	1.73	8.3	315.95	3.92	2.2	2,275.66	2.09	7.3
		-	-	-	(127.20)	2.82	8.9	(257.44)	1.05	3.8	(384.64)	1.64	5.5
Sterling	Fixed	61.78	11.13	5.6	-	-	-	-	-	-	61.78	11.13	5.6
		-	-	-	(61.78)	9.21	5.6	(61.78)	11.13	5.6	(123.56)	10.17	5.6
	Adjustable	-	-	-	-	-	-	61.78	9.21	5.6	61.78	9.21	5.6
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1,096.17	2.07	6.1	-	-	-	251.72	4.64	4.0	1,347.89	2.55	5.7
		-	-	-	(319.68)	2.61	8.9	(809.00)	1.80	5.0	(1,128.68)	2.03	6.1
	Adjustable	881.64	2.60	9.9	-	-	-	878.85	(0.04)	5.3	1,760.49	1.28	7.6
		-	-	-	(1,077.30)	1.31	12.9	(321.57)	0.52	4.9	(1,398.87)	1.13	11.1
US Dollars	Fixed	2,321.06	3.99	8.3	-	-	-	(1,220.74)	0.20	4.6	1,100.32	8.19	12.5
		-	-	-	(375.11)	4.93	6.8	-	-	-	(375.11)	4.93	6.8
	Adjustable	-	-	-	1,024.56	0.26	12.2	1,220.74	2.00	6.0	2,245.30	1.21	8.8
		-	-	-	(633.41)	0.46	6.8	-	-	-	(633.41)	0.46	6.8
Others	Fixed	780.55	1.77	7.8	12.61	1.89	8.0	163.19	0.27	4.0	956.35	1.52	7.2
		-	-	-	(602.28)	1.34	9.1	(174.07)	2.28	3.8	(776.35)	1.55	7.9
	Adjustable	-	-	-	187.25	3.28	8.6	10.88	10.96	0.4	198.13	3.70	8.1
		-	-	-	-	-	-	-	-	-	-	-	-
Total	Fixed	4,512.32	3.38	7.3	154.08	8.15	14.6	(611.58)	(2.41)	5.1	4,054.82	4.43	7.9
		-	-	-	(1,358.85)	2.99	8.2	(1,297.61)	3.22	4.7	(2,656.46)	3.10	6.5
	Adjustable	944.83	2.68	9.4	3,108.33	1.34	9.6	2,488.20	1.74	5.2	6,541.36	1.69	7.9
		-	-	-	(1,837.91)	1.12	10.5	(579.01)	0.76	4.4	(2,416.92)	1.03	9.1
Principal at face value		5,457.15	3.26	7.7	65.65			-			5,522.80	3.31	
premium		(21.45)	-	-	-			-			(21.45)	-	
		5,435.70	3.26	7.69	65.65			-			5,501.35	3.31	
IAS 39 Adjustment		(129.23)	-	-	72.21 (d)			4.13 (d)			(52.89)	-	
Total		5,306.47	3.26	7.7	137.86			4.13			5,448.46	3.31	

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at June 30, 2004 was UA 4,906.58 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at June 30, 2004.
c. The Euro is an aggregation of all currency denominations in the European Monetary Union.
d. The net of UA 76.34 million is included in swaps receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at June 30, 2003

(Amounts in UA millions)

		Direct Borrowings			**Currency Swap Agreements (a)**			**Interest Rate Swaps**			**Net Currency Obligations**		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	248.71	6.50	3.3	139.20	1.62	16.2	191.14	5.16	5.1	579.05	4.88	7.0
		-	-	-	-	-	-	(248.71)	6.50	5.1	(248.71)	6.50	5.1
	Adjustable	62.18	3.77	3.9	1,461.88	2.00	11.7	310.87	3.92	3.5	1,834.93	2.39	10.0
		-	-	-	(39.51)	4.14	3.8	(253.32)	2.86	4.8	(292.83)	3.03	4.7
Sterling	Fixed	58.90	11.13	6.5	-	-	-	-	-	-	58.90	11.13	6.5
		-	-	-	(58.90)	9.67	6.5	(58.90)	11.13	6.5	(117.80)	10.40	6.5
	Adjustable	-	-	-	-	-	-	58.90	11.07	6.5	58.90	11.07	6.5
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1,097.17	2.38	8.5	-	-	-	238.25	4.64	4.8	1,335.42	2.78	7.8
		-	-	-	(250.16)	0.52	10.0	(765.71)	1.05	5.6	(1,015.87)	0.92	6.7
	Adjustable	965.20	2.98	6.6	-	-	-	831.83	(0.02)	7.6	1,797.03	1.59	7.1
		-	-	-	(1,143.25)	1.56	8.0	(304.36)	0.80	8.6	(1,447.61)	1.40	8.1
US Dollars	Fixed	2,176.51	4.83	9.2	-	-	-	(345.56)	0.91	4.5	1,830.95	5.57	10.1
		-	-	-	(442.58)	2.62	6.3	-	-	-	(442.58)	2.62	6.3
	Adjustable	-	-	-	1,297.27	0.84	11.6	345.56	1.70	1.4	1,642.83	1.02	9.5
		-	-	-	(398.39)	1.03	4.6	-	-	-	(398.39)	1.03	4.6
Others	Fixed	878.70	1.25	10.3	51.61	2.77	1.0	189.81	3.36	5.0	1,120.12	1.68	9.0
		-	-	-	(707.25)	1.18	9.5	(167.13)	2.21	4.6	(874.38)	1.38	8.6
	Adjustable	-	-	-	213.38	1.15	3.6	9.45	5.33	1.4	222.83	1.33	3.5
		-	-	-	-	-	-	(32.12)	4.69	5.8	(32.12)	4.69	5.8
Total	Fixed	4,459.99	3.70	8.9	190.81	1.93	12.1	273.64	8.83	5.5	4,924.44	3.91	8.9
		-	-	-	(1,458.89)	1.39	8.2	(1,240.45)	2.78	5.4	(2,699.34)	2.03	6.9
	Adjustable	1,027.38	3.03	6.4	2,972.53	1.43	11.1	1,556.61	1.60	5.3	5,556.52	1.77	8.6
		-	-	-	(1,581.15)	1.49	7.0	(589.80)	1.90	6.8	(2,170.95)	1.60	7.0
Principal at face value		5,487.37	3.57	8.5	123.30			-			5,610.67	3.60	
Net unamortized premium		(25.14)	-	-	-			-			(25.14)	-	
		5,462.23	3.57	8.5	123.30			-			5,585.53	3.60	
IAS 39 Adjustment		5.95	-	-	(91.05) (d)			(65.13) (d)			(150.23)	-	
Total		**5,468.18**	**3.57**	**8.5**	**32.25**			**(65.13)**			**5,435.30**	**3.60**	

The fair value of interest rate swaps on borrowings is included in the Balance Sheet under Accounts Receivable.

The maturity structure of outstanding borrowings as at June 30, 2004 is as follows:

(UA millions)

Periods	Ordinary	Callable	Total
1 July 2004 to 31 December 2004	148.58	133.70	282.28
1 January 2005 to 31 December 2005	341.22	88.73	429.95
1 January 2006 to 31 December 2006	252.97	96.28	349.25
1 January 2007 to 31 December 2007	306.62	6.29	312.91
1 January 2008 to 31 December 2008	1 032.11	-	1 032.11
1 January 2009 to 31 December 2013	904.71	-	904.71
1 January 2014 to 31 December 2018	1 195.40	-	1 195.40
1 January 2019 to 31 December 2023	728.38	-	728.38
1 January 2024 to 31 December 2028	72.02	-	72.02
1 January 2029 to 31 December 2034	150.14	-	150.14
Subtotal	**5 132.15**	**325.00**	**5 457.15**
Net unamortized premium	(21.45)	-	(21.45)
IAS 39 adjustment	(11.73)	(117.50)	(129.23)
TOTAL	**5 098.97**	**207.50**	**5 306.47**

Unrealized net gains on non-trading derivatives

Unrealized net gains on non-trading derivatives included in income and expenses for the period ended June 30, 2004 and 2003 are as follows:

(UA thousands)

	2004	2003
Interest Rate swaps on borrowings	(33 290)	24 248
Cross currency swaps on borrowings	(24 196)	14 564
Borrowings with embedded derivatives	63 566	(1 636)
Interest rate swaps on loans	4 326	1 505
Embedded derivative stripped off borrowings	(991)	-
Hedging of net swap positions	(2 377)	-
TOTAL	**7 038**	**38 681**

Note P - Net Currency Position at June 30, 2004

(UA thousands)

	Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets								
Due from Bank	7,496	5,060	114,626	1,324	(6,966)	121,540	-	121,540
Demand obligations	-		-		3,800	3,800		3,800
Investments - Trading (a)	841,520	955,946	27,943	5,093	160,395	1,990,897		1,990,897
Investments - Held to Maturity	667,020	792,550	167,010	387,620	-	2,014,200		2,014,200
Non negotiable Instruments on account of capital	2,345	25,540			-	27,885	11,263	39,148
Accounts receivable	82,818	73,883	31,318	22,119	6,405	216,543	54,591	271,134
Loans	1,880,664	1,879,027	719,272	3,402	223,451	4,705,816	(2,342)	4,703,474
Equity participation	935	34,536			14,326	49,797	120,241	170,038
Other assets	1,428	133	-		(1,063)	498	19,529	20,027
	3,484,226	3,766,675	1,060,169	419,558	400,348	9,130,976	203,282	9,334,257
Liabilities and Equity								
Accounts payable	(76,986)	(71,839)	(26,890)	(6,536)	(17,483)	(199,734)	(147,503)	(347,237)
Borrowings	(315,332)	(2,305,631)	(1,975,694)	(58,593)	(780,446)	(5,435,696)	129,230	(5,306,466)
	(392,318)	(2,377,470)	(2,002,584)	(65,129)	(797,929)	(5,635,430)	(18,273)	(5,653,703)
Currency swaps on borrowings and re (b)	(1,910,788)	(16,035)	1,396,985	61,781	402,409	(65,648)	(76,076)	(141,724)
Currency position as at June 30, 2004	**1,181,120**	**1,373,170**	**454,570**	**416,210**	**4,828**	**3,429,898**	**108,933**	**3,538,830**
% of sub-total	34.44	40.04	13.25	12.13	0.14	100.00		100.00
SDR Composition as at June 30, 2004	35.30	39.34	13.21	12.15	-	100.00		100.00

(a) Investments held for trading is made up as follows:

Amount per bal Investments held for trading net of repos	2,336,862
Currency Swaps receivable	21,260
Currency Swaps payable	(36,620)
Repos	(330,605)
Amount per statement of net currency position	1,990,897

(b) Currency Swaps on borrowings is made up as follows:

Amount per bal Currency Swaps receivable	153,262
Currency Swaps payable	(294,986)
Net Swaps on borrowings per statement of net currency position	(141,724)

Note Q – Liquidity Position

The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. As an operational guideline, the OLL is computed as the prudential minimum level of liquidity (PML) plus 50% of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

(UA thousands)	Up to and including 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Maturity undefined	Total
Assets							
Due from Bank	121,540	-	-	-		-	121,540
Demand obligations	3,800		-	-			3,800
Amount receivable from currency Swaps	25,390	89,512	43,501	2,790	13,329		174,522
Investments - Trading	2,006,257						2,006,257
Investments - Held to Maturity	134,480	753,720	1,112,370	13,630			2,014,200
Non negotiable Instruments on account of capital	9,896	20,079	9,173				39,148
Accounts receivable	271,134	-	-	-	-		271,134
Loans	654,130	1,996,840	1,376,210	550,740	580,027		5,157,947
Accumulated loan loss provision						(454,473)	(454,473)
Equity participation	-	-				170,037	170,037
Other assets	498	-	-			19,529	20,027
	3,227,125	2,860,151	2,541,254	567,160	593,356	(264,907)	9,524,139
Liabilities and Equity							
Accounts payable	(347,237)	-					(347,237)
Amounts payable for currency swaps	(56,053)	(123,101)	(61,983)	(25,863)	(64,606)		(331,606)
Borrowings	(282,280)	(2,124,220)	(904,710)	(1,195,400)	(950,540)	150,684	(5,306,466)
Equity						(3,538,830)	(3,538,830)
	(685,570)	(2,247,321)	(966,693)	(1,221,263)	(1,015,146)	(3,388,146)	(9,524,139)
Liquidity position as at June 30, 2004	**2,541,555**	**612,830**	**1,574,561**	**(654,103)**	**(421,790)**	**(3,653,053)**	-

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings.

Supplementary information

Loans in chronic arrears (more than 2 years) included in loan balance above	270,610	108,350	78,170	6,060			463,190

Note R – Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category.

(UA thousands)

		Up to and inluding 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Non interest bearing funds	Total
Assets								
Due from Bank		-	-	-	-		121,540	121,540
Demand obligations		-	-	-	-		3,800	3,800
Investments - Trading	(a)	1,990,897						1,990,897
Investments - Held to Maturity		134,304	1,014,641	809,440	13,640		42,175	2,014,200
Non negotiable Instruments on account of capital		-	-	-			39,148	39,148
Accounts receivable		231,736	-	-	-	-	39,398	271,134
Loans		2,507,251	892,280	583,490	444,598	730,328		5,157,947
Accumulated loan loss provision							(454,473)	(454,473)
Equity participation		-	-				170,037	170,037
Other assets		-	-	-			20,027	20,027
		4,864,188	1,906,921	1,392,930	458,238	730,328	(18,348)	9,334,257
Liabilities and Equity								
Accounts payable		(256,420)	-	-	-	-	(90,817)	(347,237)
Borrowings	(b & c)	(4,253,258)	(227,232)	(315,871)	(278,092)	(448,346)	74,609	(5,448,190)
Macro hedge swaps		(120,460)	18,842	101,618				-
		(4,630,138)	(208,390)	(214,253)	(278,092)	(448,346)	(16,208)	(5,795,427)
Position of interest rate risk as at June 30, 2004		**234,050**	**1,698,531**	**1,178,677**	**180,146**	**281,982**	**(34,556)**	**3,538,830**

(a) Investments held for trading is made up as follows:

Amount per balance sheet:	Investments trading	2,336,862
	Currency Swaps receivable	21,260
	Currency Swaps payable	(36,620)
	Securities sold under agreement to repurchase	(330,605)
Amount per statement of interest rate risk		1,990,897

(b) Borrowings is made up as follows:

Amount per balance sheet:	Borrowings	5,306,466
	Currency Swaps receivable	(153,262)
	Currency Swaps payable	294,986
Net borrowings per statement of interest rate risk		5,448,190

(c) Non interest bearing funds included in borrowings is made up as follows:

Cross currency swaps - IAS 39 adjustment	(72,211)
Interest rate swaps - IAS 39 adjustment	(4,130)
IAS 39 adjustment of embedded derivatives on borrowings	129,234
IAS 39 - Stripped borrowings	265
Issuance costs on borrowings	21,451
	74,609

Note S - Financial Risks

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses. Such consideration of country credit risk has resulted in an increase in the accumulated provision for loan losses on the Bank's public sector loans from 5.50 percent at the end of 1999 to 8.16 percent by June 30, 2004.

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counter parties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counter parties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counter parties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counter party. The Bank may require collateral in the form of cash or other approved liquid securities from individual counter parties in order to mitigate its credit exposure.

Market Risks: Market risks encompass funding, liquidity, currency and interest and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (six-month libor floating rate).

Note T – Grants

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations; technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at June 30, 2004 and 2003 comprised the following:

(UA thousands)

	2004	2003
AMINA	1 376	1 593
AMTA/NAMTA	25	252
Belgium	2 599	2 693
Canada	550	899
China	6	52
Denmark	1 706	503
Finland	259	93
France	3 059	2 702
India	33	1 206
Italy	2 258	548
Korea	1	1 717
Nordic	30	2 074
The Netherlands	1 182	1 857
Norway	1 265	1 113
Spain	576	560
Sweden	2 354	1 925
Switzerland	281	230
Others	49	-
TOTAL	17 609	20 017

Note U – Segment Reporting

Other than the Private Sector lending operations, which at June 30, 2004 accounted for about 4 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

Note V – Related Party Transactions

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in notes X and Y. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such counties. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in note W. Outstanding borrowings of the Bank are disclosed in Note O.

In addition to its ordinary resources, the Bank pursuant to special arrangements may administer, the resources of other entities, In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers, various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12 member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50% of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays management fees, which are calculated annually on the basis of an agreed cost sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity participation and disclosed in Note K. The (NTF) is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it pays management fees to the Bank. Management fees paid by both the ADF and NTF are disclosed in Note N. The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note T.

NOTE W - Summary of loans as 30 June 2004

(Amounts in thousands of UA)

Country	No of Loans*	Total Loans*	Unsigned Loans	Undisburse d Balance	Outstanding Balance	% of Total Loans
Algeria	24	499 602	-	201 484	298 118	5,78
Angola	5	5 949	-	1 822	4 127	0,08
Botswana	11	33 905	-	45	33 859	0,66
Burundi**	4	2 883	-	-	2 883	0,06
Cameroon	9	132 095	-	41 351	90 744	1,76
Centrafrique**	1	2 424	-	-	2 424	0,05
Comoros**	1	6 390	-	-	6 390	0,12
Congo**	9	123 065	-	-	123 065	2,39
Côte D'Ivoire	14	392 080	-	34 060	358 019	6,94
Dem Rep Congo** (a)	6	346 970	-	-	346 970	6,73
Egypt	12	274 953	-	41 194	233 759	4,53
Ethiopia	8	75 202	-	-	75 202	1,46
Gabon	17	263 396	-	91 705	171 691	3,33
Ghana	5	41 141	-	-	41 141	0,80
Guinea	7	54 176	-	21	54 155	1,05
Kenya	5	26 579	-	-	26 579	0,52
Lesotho	2	3 807	-	-	3 807	0,07
Liberia	17	40 502	-	-	40 502	0,79
Madagascar	5	179	-	-	179	0,00
Malawi	2	9 275	-	-	9 275	0,18
Mauritania	2	42 231	-	7 877	34 354	0,67
Mauritius	10	38 068	-	35 366	2 702	0,05
Morocco	32	1 181 204	178 235	371 933	631 036	12,23
Multinational	8	84 176	32	57 651	26 492	0,51
Namibia	5	93 677	-	56 152	37 525	0,73
Nigeria	15	484 384	-	26 952	457 432	8,87
Senegal	5	59 389	-	-	59 389	1,15
Seychelles**	9	20 892	-	564	20 327	0,39
Somalia**	3	3 748	-	-	3 748	0,07
South Africa	3	231 374	68 203	18 645	144 526	2,80
Sudan**	5	57 438	-	-	57 438	1,11
Swaziland	10	122 655	50 659	15 102	56 893	1,10
Tanzania	1	5 347	-	-	5 347	0,10
Tunisia	46	1 680 789	63 957	420 543	1 196 289	23,19
Uganda	2	3 077	-	-	3 077	0,06
Zambia	8	43 475	-	-	43 475	0,84
Zimbabwe	12	198 237	-	433	197 805	3,83
Total Public Sector	**340**	**6 684 732**	**361 087**	**1 422 900**	**4 900 745**	**95,01**
Total Private Sector	**24**	**492 550**	**158 571**	**76 775**	**257 204**	**4,99**
Total Public and Private Sectors	**364**	**7 177 282**	**519 658**	**1 499 676**	**5 157 948**	**100,00**

Slight differences may occur in totals due to rounding.

* Excludes fully repaid loans and cancelled loans.

** Country in non-accrual status as at 30 Juin 2004

(a) Following the arrears clearance mechanism approved in June 2002, the total amount contractually due from DRC at June 30, 2004 was UA 768.05 million.

NOTE X - Statement of Subscriptions to the Capital Stock and Voting Power as at 30 June, 2004

(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI- IV (4)				GCI- V (5)													
	MEMBER STATES	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	xcess (aymen	Number (1) of Votes	Voting power
1	ALGERIA	4,493	31,451	35,944	4,022	3,927	28,155	68,025	903	442	14,154	14,596	82,621	3.830	737,600	88,620	88,620	88,630	-	10	83,247	3.792
2	ANGOLA	2,003	14,023	16,027	610	610	4,273	20,910	270	168	4,225	4,393	25,304	1.173	225,212	27,817	27,817	27,825	-	8	25,929	1.181
3	BENIN	201	1,405	1,606	236	236	1,652	3,494	45	45	706	751	4,245	0.197	37,633	4,817	4,817	4,817	-	-	4,871	0.222
4	BOTSWANA	1,982	13,871	15,852	2,816	2,816	19,713	38,381	495	247	7,757	8,004	46,385	2.150	413,405	50,445	50,445	50,450	-	5	47,009	2.141
5	BURKINA FASO	264	1,846	2,110	762	762	5,334	8,206	80	26	1,243	1,269	9,475	0.439	84,231	10,518	10,518	10,034	488	5	9,696	0.442
6	BURUNDI	419	2,932	3,351	228	228	1,594	5,172	-	-	-	-	5,172	0.240	45,256	6,465	6,465	6,465	-	-	5,797	0.264
7	CAMEROON	1,346	9,422	10,768	1,037	922	7,259	18,949	214	214	3,355	3,569	22,518	1.044	200,371	24,808	24,808	24,824	-	16	23,086	1.051
8	CAPE VERDE	138	966	1,104	71	71	497	1,672	-	-	-	-	1,672	0.078	14,630	2,090	2,090	2,090	-	-	2,297	0.105
9	CENT.AFR.REP	102	714	816	29	29	206	1,051	-	-	-	-	1,051	0.049	9,198	1,315	1,315	1,217	98	-	1,598	0.073
10	CHAD	139	975	1,114	66	66	461	1,641	-	-	-	-	1,641	0.076	14,360	2,052	2,052	2,052	-	-	2,265	0.103
11	COMOROS	50	350	400	11	6	75	481	-	-	-	-	481	0.022	4,250	560	560	566	-	6	1,098	0.050
12	CONGO	719	5,033	5,752	369	369	2,583	8,704	84	28	1,320	1,348	10,052	0.466	89,363	11,170	11,170	11,170	-	-	10,663	0.486
13	COTE D'IVOIRE	3,738	26,166	29,904	6,388	6,388	44,716	81,008	-	-	-	-	81,008	3.756	708,820	101,260	101,260	99,835	1,425	-	80,493	3.666
14	DEM.REP.CONGO	2,294	16,060	18,354	548	548	3,837	22,740	-	-	-	-	22,740	1.054	198,975	28,426	28,426	28,426	-	-	23,365	1.064
15	DJIBOUTI	116	813	929	36	36	249	1,213	-	-	-	-	1,213	0.056	10,618	1,517	1,517	1,517	-	-	1,838	0.084
16	EGYPT	7,610	53,270	60,880	3,895	3,895	27,265	92,040	1,187	593	18,602	19,195	111,235	5.157	991,370	120,980	120,980	120,985	-	5	111,860	5.095
17	EQ.GUINEA	52	362	414	375	300	2,625	3,339	5	2	84	86	3,425	0.159	30,713	3,538	3,538	3,543	-	5	4,051	0.185
18	ERITREA	-	-	-	358	358	2,504	2,862	-	-	-	-	2,862	0.133	25,040	3,580	3,580	2,506	1,074	-	2,628	0.120
19	ETHIOPIA	2,367	16,569	18,936	1,211	1,211	8,477	28,624	369	184	5,785	5,969	34,593	1.604	308,310	37,620	37,620	37,625	-	5	35,218	1.604
20	GABON	1,373	9,611	10,984	2,030	1,894	14,215	27,092	-	-	-	-	27,092	1.256	238,255	32,672	32,672	28,602	4,083	13	23,499	1.070
21	GAMBIA	193	1,351	1,544	169	149	1,179	2,872	31	22	483	505	3,377	0.157	30,130	3,640	3,640	3,651	-	11	3,954	0.180
22	GHANA	2,921	20,447	23,368	1,871	1,814	13,092	38,274	519	248	8,127	8,375	46,649	2.163	416,661	49,819	49,819	49,838	-	19	47,275	2.153
23	GUINEA	678	4,746	5,424	348	348	2,436	8,208	80	26	1,244	1,270	9,478	0.439	84,258	10,520	10,520	10,525	-	5	10,102	0.460
24	GUINEA BISSAU	75	525	600	-	-	0	600	-	-	-	-	600	0.028	5,250	750	750	750	-	-	1,225	0.056
25	KENYA	2,158	15,106	17,264	1,104	1,104	7,728	26,096	337	168	5,274	5,442	31,538	1.462	281,080	34,300	34,300	34,305	-	5	32,163	1.465
26	LESOTHO	226	1,582	1,808	116	116	812	2,736	35	17	553	570	3,306	0.153	29,470	3,590	3,590	3,598	-	8	3,931	0.179
27	LIBERIA	422	2,954	3,376	107	107	748	4,231	-	-	-	-	4,231	0.196	37,017	5,287	5,287	5,287	-	-	4,855	0.221
28	LIBYA	4,914	34,400	39,314	3,302	3,302	23,114	65,730	848	424	13,284	13,708	79,438	3.683	707,978	86,403	86,403	86,403	-	-	80,063	3.647
29	MADAGASCAR	964	6,748	7,712	493	493	3,451	11,656	150	75	2,356	2,431	14,087	0.653	125,550	15,320	15,320	15,320	-	-	14,712	0.670
30	MALAWI	535	3,745	4,280	274	274	1,918	6,472	-	-	-	-	6,472	0.300	56,630	8,090	8,090	8,090	-	-	7,097	0.323
31	MALI	150	1,052	1,202	853	853	5,971	8,026	91	39	1,418	1,457	9,483	0.440	84,411	10,415	10,415	10,417	-	2	10,083	0.459
32	MAURITANIA	119	835	954	481	481	3,366	4,800	-	-	-	-	4,800	0.223	42,004	5,999	5,999	4,015	1,984	-	3,838	0.175
33	MAURITIUS	959	6,713	7,672	491	491	3,437	11,600	150	75	2,344	2,419	14,019	0.650	124,940	15,250	15,250	15,250	-	-	14,644	0.667
34	MOROCCO	5,072	35,504	40,576	2,363	2,363	16,541	59,480	767	767	12,021	12,788	72,268	3.350	640,660	82,020	82,020	82,020	-	-	72,894	3.320
35	MOZAMBIQUE	935	6,547	7,482	481	481	3,367	11,330	146	73	2,290	2,363	13,693	0.635	122,038	14,904	14,904	14,906	-	2	14,318	0.652
36	NAMIBIA	-	-	-	761	761	5,327	6,088	79	39	1,230	1,269	7,357	0.341	65,570	8,000	8,000	8,005	-	5	7,982	0.364
37	NIGER	691	4,835	5,526	-	-	-	5,526	-	-	-	-	5,526	0.256	48,353	6,908	6,908	6,908	-	-	6,151	0.280
38	NIGERIA	13,208	92,456	105,664	7,252	7,150	50,754	163,568	2,056	891	32,199	33,090	196,658	9.117	1,754,094	212,490	212,490	212,502	-	12	197,282	8.985
39	RWANDA	204	1,426	1,630	102	102	711	2,443	32	16	494	510	2,953	0.137	26,310	3,213	3,213	3,213	-	-	3,577	0.163
40	SAO TOME & P.	129	905	1,034	57	57	398	1,488	-	-	-	-	1,488	0.069	13,024	1,864	1,864	1,864	-	-	2,113	0.096
41	SENEGAL	1,523	10,659	12,182	843	817	5,897	18,896	238	119	3,723	3,842	22,738	1.054	202,793	24,588	24,588	24,596	-	8	23,364	1.064
42	SEYCHELLES	138	966	1,104	10	10	70	1,184	2	2	38	40	1,224	0.057	10,739	1,501	1,501	1,501	-	-	1,845	0.084
43	SIERRA LEONE	406	2,842	3,248	256	256	1,794	5,298	-	-	-	-	5,298	0.246	46,361	6,624	6,624	6,624	-	-	5,924	0.270
44	SOMALIA	217	1,521	1,738	25	25	178	1,941	-	-	-	-	1,941	0.090	16,986	2,427	2,427	2,427	-	-	2,566	0.117
45	SOUTH AFRICA	-	-	-	4,721	4,171	33,044	37,218	3,113	1,192	48,762	49,954	87,172	4.041	818,060	53,630	53,630	53,647	-	17	87,600	3.990
46	SUDAN	845	5,918	6,763	373	373	2,613	9,749	-	-	-	-	9,749	0.452	85,313	12,187	12,187	11,036	1,151	-	9,454	0.431
47	SWAZILAND	493	3,451	3,944	253	253	1,771	5,968	77	38	1,206	1,244	7,212	0.334	64,280	7,840	7,840	7,845	-	5	7,837	0.357
48	TANZANIA	957	6,697	7,654	960	960	6,720	15,334	177	77	2,763	2,840	18,174	0.843	161,805	19,937	19,937	19,941	-	3	18,799	0.856
49	TOGO	345	2,418	2,763	86	86	602	3,451	-	-	-	-	3,451	0.160	30,201	4,314	4,314	4,314	-	-	4,077	0.186
50	TUNISIA	2,075	14,525	16,600	1,062	1,062	7,434	25,096	324	162	5,072	5,234	30,330	1.406	270,310	32,990	32,990	32,990	-	-	30,955	1.410
51	UGANDA	724	5,065	5,789	570	570	3,990	10,349	67	13	1,039	1,052	11,401	0.529	100,939	13,063	13,063	13,066	-	3	12,025	0.548
52	ZAMBIA	2,905	20,334	23,239	-	-	-	23,239	263	112	4,108	4,220	27,459	1.273	244,429	30,169	30,169	30,174	-	5	28,085	1.279
53	ZIMBABWE	3,445	24,115	27,560	1,763	1,763	12,341	41,664	336	67	5,266	5,333	46,997	2.179	417,221	52,750	52,750	52,751	-	1	47,622	2.169
	TOTAL REGIONALS	78,033	546,228	624,261	56,645	55,464	396,491	1,076,215	13,570	6,611	212,526	219,137	1,295,353	60.053	11,552,470	1,401,072	1,401,072	1,390,958	10,303	187	1,318,919	60.071

NOTE X (cont) - Statement of Subscriptions to the Capital Stock and Voting Power as at 30 June, 2004

(Amounts expressed in thousands of Units of Account - Note B)

		PRE - GCI-IV (3)			GCI-IV (4)				GCI-V (5)													
	MEMBER STATES	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amount in arrear	Exce: paym	Number (1) of Votes	Voting power
	TOTAL REGIONALS	78,033	546,228	624,261	56,645	55,464	396,491	1,076,215	13,570	6,611	212,526	219,137	1,295,353	60.053	11,552,470	1,401,072	1,401,072	1,390,958	10,303	187	1,318,919	60.071
1	ARGENTINA	499	3,493	3,992	-	-	-	3,992	112	37	1,743	1,780	5,772	0.268	52,364	5,360	5,360	5,363	-	3	6,397	0.291
2	AUSTRIA	499	3,493	3,992	250	250	1,750	5,992	223	111	3,492	3,603	9,595	0.445	87,350	8,600	8,600	8,605	-	5	10,220	0.465
3	BELGIUM	718	5,026	5,744	359	359	2,513	8,616	321	200	5,021	5,221	13,837	0.641	125,600	12,770	12,770	12,776	-	6	14,463	0.659
4	BRAZIL	499	3,493	3,992	250	250	1,750	5,992	221	109	3,461	3,570	9,562	0.443	87,036	8,580	8,580	8,585	-	5	10,187	0.464
5	CANADA	4,200	29,400	33,600	2,100	2,100	14,700	50,400	1,875	1,171	29,373	30,544	80,944	3.753	734,730	74,710	74,710	74,719	-	9	81,570	3.715
6	CHINA	1,250	8,750	10,000	625	625	4,375	15,000	558	279	8,742	9,021	24,021	1.114	218,670	21,540	21,540	21,540	-	-	24,646	1.123
7	DENMARK	1,295	9,065	10,360	647	647	4,529	15,536	578	361	9,054	9,415	24,951	1.157	226,480	23,030	23,030	23,033	-	3	25,576	1.165
8	FINLAND	547	3,829	4,376	273	273	1,911	6,560	244	152	3,823	3,975	10,535	0.488	95,630	9,720	9,720	9,725	-	5	11,161	0.508
9	FRANCE	4,200	29,400	33,600	2,100	2,100	14,700	50,400	1,875	1,171	29,373	30,544	80,944	3.753	734,730	74,710	74,710	74,719	-	9	81,570	3.715
10	GERMANY	4,611	32,277	36,888	2,305	2,305	16,135	55,328	2,058	1,286	32,245	33,531	88,859	4.120	806,570	82,020	82,020	82,023	-	3	89,484	4.076
11	INDIA	250	1,750	2,000	125	125	875	3,000	112	56	1,748	1,804	4,804	0.223	43,730	4,310	4,310	4,310	-	-	5,429	0.247
12	ITALY	2,708	18,956	21,664	1,354	1,354	9,478	32,496	1,209	755	18,939	19,694	52,190	2.420	473,730	48,170	48,170	48,176	-	6	52,816	2.406
13	JAPAN	6,142	42,994	49,136	3,071	3,071	21,497	73,704	2,742	1,713	42,954	44,667	118,371	5.488	1,074,450	109,260	109,260	109,268	-	8	118,997	5.420
14	KOREA	499	3,493	3,992	250	250	1,750	5,992	223	111	3,492	3,603	9,595	0.445	87,350	8,600	8,600	8,605	-	5	10,220	0.465
15	KUWAIT	499	3,493	3,992	250	250	1,750	5,992	223	223	3,492	3,715	9,707	0.450	87,350	9,720	9,720	9,720	-	-	10,333	0.471
16	NETHERLANDS	853	5,971	6,824	426	426	2,982	10,232	381	381	5,963	6,344	16,576	0.768	149,160	16,600	16,600	16,600	-	-	17,202	0.783
17	NORWAY	1,295	9,065	10,360	647	647	4,529	15,536	578	360	9,054	9,414	24,950	1.157	226,480	23,030	23,030	23,033	-	3	25,576	1.165
18	PORTUGAL	252	1,764	2,016	126	126	882	3,024	113	56	1,763	1,819	4,843	0.225	44,090	4,340	4,340	4,345	-	5	5,468	0.249
19	SAUDI ARABIA	325	2,275	2,600	-	-	-	2,600	97	48	1,515	1,563	4,163	0.193	37,900	3,730	3,730	3,735	-	5	4,788	0.218
20	SPAIN	656	4,592	5,248	892	892	6,244	12,384	639	495	10,011	10,506	22,890	1.061	208,470	20,430	20,430	20,430	-	-	23,517	1.071
21	SWEDEN	1,728	12,096	13,824	864	864	6,048	20,736	771	385	12,085	12,470	33,206	1.539	302,290	29,770	29,770	29,775	-	5	33,831	1.541
22	SWITZERLAND	1,640	11,480	13,120	820	820	5,740	19,680	732	366	11,470	11,836	31,516	1.461	286,900	28,260	28,260	28,260	-	-	32,141	1.464
23	U.K.	1,881	5,643	7,524	940	940	14,100	22,564	839	419	13,151	13,570	36,134	1.675	328,940	32,400	32,400	32,405	-	5	36,759	1.674
24	U.S.A	7,455	22,365	29,820	3,727	3,727	55,905	89,452	3,328	2,107	52,132	54,239	143,691	6.662	1,304,020	132,890	132,890	132,895	-	5	144,316	6.573
	TOTAL NON-REGIONALS	44,501	274,163	318,664	22,401	22,401	194,143	535,208	20,052	12,352	314,096	326,448	861,658	39.947	7,824,020	792,550	792,550	792,642	-	92	876,666	39.929
	GRAND-TOTAL	122,534	820,391	942,925	79,046	77,865	590,634	1,611,423	33,622	18,963	526,621	545,584	2,157,011	100.000	19,376,490	2,193,622	2,193,622	2,183,600	10,303	279	2,195,585	100.000

NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.
2. Excess payments will be applied to future instalments.
3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).
4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:7).
5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).
6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.
7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

In accordance with the decision of the Board of Directors of April 3, 2002, the shares held by the former Socialist Federal Republic of Yugoslavia (SFRY) have been transferred to the Bank, consistent with Article 6(6) of the Bank Agreement, and are considered Treasury Shares. In this connection, and as directed by the Board of Directors, the Bank initiated discussions with the successor states of SFRY, to determine whether they would be intersted in becoming members of the Bank. The Republic of Slovenia (which is one of the successor states) has advised that it would not be considering membership in the Bank, and has therefore offered the Bank, as part of its Official Development Assistance (ODA), the value of its pro rata interest in the shares of SFRY. Accordingly, 909 shares held by SFRY, corresponding to Slovenia's pro rata interest in such shares, will be offered for re-allocation under the Share Transfer Rules.

Slight differences may occur in totals due to rounding.

AFRICAN DEVELOPMENT BANK

NOTE Y - Supplementary Statement of Subscriptions to the Capital Stock as at 30 June, 2004
(Amounts in UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
1	ALGERIA	77,260	7,750	3,610	88,620	77,270	7,750	3,610	88,630	-	-	-	-	10	-	-	10	1
2	ANGOLA	20,031	7,786	-	27,817	20,039	7,786	-	27,825	-	-	-	-	8	-	-	8	2
3	BENIN	4,817	-	-	4,817	4,817	-	-	4,817	-	-	-	-	-	-	-	-	3
4	BOTSWANA	41,063	9,383	-	50,445	41,068	9,383	-	50,450	-	-	-	-	5	-	-	5	4
5	BURKINA FASO	8,503	765	1,250	10,518	8,019	765	1,250	10,034	488	-	-	488	5	-	-	5	5
6	BURUNDI	6,465	-	-	6,465	6,465	-	-	6,465	-	-	-	-	-	-	-	-	6
7	CAMEROON	23,273	-	1,535	24,808	23,284	-	1,540	24,824	-	-	-	-	11	-	5	16	7
8	CAPE VERDE	2,090	-	-	2,090	2,090	-	-	2,090	-	-	-	-	-	-	-	-	8
9	CENT.AFR.REP	1,315	-	-	1,315	1,217	-	-	1,217	98	-	-	98	-	-	-	-	9
0	CHAD	2,052	-	-	2,052	2,052	-	-	2,052	-	-	-	-	-	-	-	-	10
1	COMOROS	510	-	50	560	511	-	55	566	-	-	-	-	1	-	5	6	11
2	CONGO	11,170	-	-	11,170	11,170	-	-	11,170	-	-	-	-	-	-	-	-	12
3	COTE D'IVOIRE	97,310	-	3,950	101,260	95,885	-	3,950	99,835	1,425	-	-	1,425	-	-	-	-	13
4	DEM.REP.CONGO	28,426	-	-	28,426	28,426	-	-	28,426	-	-	-	-	-	-	-	-	14
5	DJIBOUTI	1,517	-	-	1,517	1,517	-	-	1,517	-	-	-	-	-	-	-	-	15
6	EGYPT	120,980	-	-	120,980	120,985	-	-	120,985	-	-	-	-	5	-	-	5	16
7	EQ. GUINEA	1,663	-	1,875	3,538	1,668	-	1,875	3,543	-	-	-	-	5	-	-	5	17
8	ERITREA	3,580	-	-	3,580	2,506	-	-	2,506	1,074	-	-	1,074	-	-	-	-	18
9	ETHIOPIA	37,620	-	-	37,620	37,625	-	-	37,625	-	-	-	-	5	-	-	5	19
0	GABON	25,575	4,375	2,722	32,672	21,496	4,384	2,722	28,602	4,083	-	-	4,083	4	9	-	13	20
1	GAMBIA	2,686	639	315	3,640	2,697	639	315	3,651	-	-	-	-	11	-	-	11	21
2	GHANA	48,769	-	1,050	49,819	48,783	-	1,055	49,838	-	-	-	-	14	-	5	19	22
3	GUINEA	8,360	2,160	-	10,520	8,365	2,160	-	10,525	-	-	-	-	5	-	-	5	23
4	GUINEA BISSAU	750	-	-	750	750	-	-	750	-	-	-	-	-	-	-	-	24
5	KENYA	27,425	6,875	-	34,300	27,430	6,875	-	34,305	-	-	-	-	5	-	-	5	25
6	LESOTHO	3,590	-	-	3,590	3,598	-	-	3,598	-	-	-	-	8	-	-	8	26
7	LIBERIA	5,287	-	-	5,287	5,287	-	-	5,287	-	-	-	-	-	-	-	-	27
8	LIBYA	66,648	19,755	-	86,403	66,648	19,755	-	86,403	-	-	-	-	-	-	-	-	28
9	MADAGASCAR	15,320	-	-	15,320	15,320	-	-	15,320	-	-	-	-	-	-	-	-	29
0	MALAWI	8,090	-	-	8,090	8,090	-	-	8,090	-	-	-	-	-	-	-	-	30
1	MALI	9,165	-	1,250	10,415	9,167	-	1,250	10,417	-	-	-	-	2	-	-	2	31
2	MAURITANIA	5,999	-	-	5,999	4,015	-	-	4,015	1,984	-	-	1,984	-	-	-	-	32
3	MAURITIUS	12,195	3,055	-	15,250	12,195	3,055	-	15,250	-	-	-	-	-	-	-	-	33
4	MOROCCO	79,144	-	2,876	82,020	79,144	-	2,876	82,020	-	-	-	-	-	-	-	-	34
5	MOZAMBIQUE	14,904	-	-	14,904	14,906	-	-	14,906	-	-	-	-	2	-	-	2	35
6	NAMIBIA	8,000	-	-	8,000	8,005	-	-	8,005	-	-	-	-	5	-	-	5	36
7	NIGER	5,026	1,882	-	6,908	5,026	1,882	-	6,908	-	-	-	-	-	-	-	-	37
8	NIGERIA	166,315	44,915	1,260	212,490	166,322	44,915	1,265	212,502	-	-	-	-	7	-	5	12	38
9	RWANDA	3,213	-	-	3,213	3,213	-	-	3,213	-	-	-	-	-	-	-	-	39
0	SAO TOME & PRINCIPE	1,512	352	-	1,864	1,512	352	-	1,864	-	-	-	-	-	-	-	-	40
1	SENEGAL	19,539	4,739	310	24,588	19,542	4,739	315	24,596	-	-	-	-	3	-	5	8	41
2	SEYCHELLES	1,501	-	-	1,501	1,501	-	-	1,501	-	-	-	-	-	-	-	-	42
3	SIERRA LEONE	6,624	-	-	6,624	6,624	-	-	6,624	-	-	-	-	-	-	-	-	43
4	SOMALIA	2,427	-	-	2,427	2,427	-	-	2,427	-	-	-	-	-	-	-	-	44
5	SOUTH AFRICA	37,925	-	15,705	53,630	37,942	-	15,705	53,647	-	-	-	-	17	-	-	17	45
6	SUDAN	12,187	-	-	12,187	11,036	-	-	11,036	1,151	-	-	1,151	-	-	-	-	46
7	SWAZILAND	7,840	-	-	7,840	7,845	-	-	7,845	-	-	-	-	5	-	-	5	47
8	TANZANIA	19,937	-	-	19,937	19,941	-	-	19,941	-	-	-	-	3	-	-	3	48
9	TOGO	4,314	-	-	4,314	4,314	-	-	4,314	-	-	-	-	-	-	-	-	49
0	TUNISIA	32,990	-	-	32,990	32,990	-	-	32,990	-	-	-	-	-	-	-	-	50
1	UGANDA	12,337	726	-	13,063	12,340	726	-	13,066	-	-	-	-	3	-	-	3	51
2	ZAMBIA	30,169	-	-	30,169	30,174	-	-	30,174	-	-	-	-	5	-	-	5	52
3	ZIMBABWE	52,750	-	-	52,750	52,751	-	-	52,751	-	-	-	-	1	-	-	1	53
	TOTAL REGIONALS	1,248,157	115,157	37,758	1,401,072	1,238,009	115,166	37,783	1,390,958	10,303	-	-	10,303	153	9	25	187	

NOTE Y (cont) - Supplementary Statement of Subscriptions to the Capital Stock as at 30 June, 2004

(Amounts in UA thousands)

		AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
	MEMBER STATES	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
	TOTAL REGIONALS	1,248,157	115,157	37,758	1,401,072	1,238,009	115,166	37,783	1,390,958	10,303	-	-	10,303	153	9	25	187	
1	ARGENTINA	5,360	-	-	5,360	5,363	-	-	5,363	-	-	-	-	3	-	-	3	1
2	AUSTRIA	8,600	-	-	8,600	8,605	-	-	8,605	-	-	-	-	5	-	-	5	2
3	BELGIUM	12,770	-	-	12,770	12,776	-	-	12,776	-	-	-	-	6	-	-	6	3
4	BRAZIL	8,580	-	-	8,580	8,585	-	-	8,585	-	-	-	-	5	-	-	5	4
5	CANADA	74,710	-	-	74,710	74,719	-	-	74,719	-	-	-	-	9	-	-	9	5
6	CHINA	21,540	-	-	21,540	21,540	-	-	21,540	-	-	-	-	-	-	-	-	6
7	DENMARK	23,030	-	-	23,030	23,033	-	-	23,033	-	-	-	-	3	-	-	3	7
8	FINLAND	9,720	-	-	9,720	9,725	-	-	9,725	-	-	-	-	5	-	-	5	8
9	FRANCE	74,710	-	-	74,710	74,719	-	-	74,719	-	-	-	-	9	-	-	9	9
10	GERMANY	82,020	-	-	82,020	82,023	-	-	82,023	-	-	-	-	3	-	-	3	10
11	INDIA	4,310	-	-	4,310	4,310	-	-	4,310	-	-	-	-	-	-	-	-	11
12	ITALY	48,170	-	-	48,170	48,176	-	-	48,176	-	-	-	-	6	-	-	6	12
13	JAPAN	109,260	-	-	109,260	109,268	-	-	109,268	-	-	-	-	8	-	-	8	13
14	KOREA	8,600	-	-	8,600	8,605	-	-	8,605	-	-	-	-	5	-	-	5	14
15	KOWAIT	8,884	-	836	9,720	8,884	-	836	9,720	-	-	-	-	-	-	-	-	15
16	NETHERLANDS	15,171	-	1,429	16,600	15,171	-	1,429	16,600	-	-	-	-	-	-	-	-	16
17	NORWAY	23,030	-	-	23,030	23,033	-	-	23,033	-	-	-	-	3	-	-	3	17
18	PORTUGAL	4,340	-	-	4,340	4,345	-	-	4,345	-	-	-	-	5	-	-	5	18
19	SAUDI ARABIA	3,730	-	-	3,730	3,735	-	-	3,735	-	-	-	-	5	-	-	5	19
20	SPAIN	16,011	-	4,419	20,430	16,011	-	4,419	20,430	-	-	-	-	-	-	-	-	20
21	SWEDEN	29,770	-	-	29,770	29,775	-	-	29,775	-	-	-	-	5	-	-	5	21
22	SWITZERLAND	28,260	-	-	28,260	28,260	-	-	28,260	-	-	-	-	-	-	-	-	22
23	U.K.	32,400	-	-	32,400	32,405	-	-	32,405	-	-	-	-	5	-	-	5	23
24	U.S.A.	132,890	-	-	132,890	132,895	-	-	132,895	-	-	-	-	5	-	-	5	24
	TOTAL NON-REGION.	785,866	-	6,684	792,550	785,958	-	6,684	792,642	-	-	-	-	92	-	-	92	
	GRAND-TOTAL	2,034,023	115,157	44,442	2,193,622	2,023,967	115,166	44,467	2,183,600	10,303	-	-	10,303	245	9	25	279	

*NOTE:

The UA amount of non negotiable notes on the balance sheet is the revalued USD and EUR equivalent of outstanding balances converted at the fixed exchange rates of 1 UA = USD 1.20635 and 1 UA = EUR 1.30777, respectively.

Slight differences may occur in totals due to rounding.